SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 26, 2010

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Enclosure:                                        Novartis AG Announces Results for 2009

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT  •  RAPPORT FINANCIER  •  FINANZBERICHT

Novartis achieves record results in 2009 as momentum from recently launched products drives growth across its entire healthcare portfolio

Novartis completes CEO succession process with appointment of Joe Jimenez as new CEO and simplified leadership organization

•                  Group delivers sustained business expansion and profit improvement with all divisions contributing to strong performance in 2009

•                  Net sales rise 11% in local currencies (lc) to USD 44.3 billion (+7% in USD), as innovative  products drive Pharmaceuticals to industry-leading growth and Vaccines and Diagnostics sells over 100 million influenza A (H1N1) pandemic vaccine doses

•                  Core operating income grows 11% to USD 11.4 billion, as margin improves to 25.8% of net sales on business expansion and productivity gains

•                  Core net income rises 8% to USD 10.3 billion, at a lower pace than core operating income mainly due to Alcon-related financing costs

•                  Core EPS up 8% to USD 4.50

•                  Free cash flow before dividends advances 24% to USD 9.4 billion

•                  More than 30 drug approvals and full pipeline with 145 projects in pharmaceutical clinical development, of which 60 involve new molecular entities

•                  Forward productivity program exceeds savings goal by nearly 50% and a year ahead of schedule

•                  Access-to-medicine programs including medication for malaria and leprosy reach 80 million patients in 2009 with contributions valued at USD 1.5 billion, or 3% of sales

•                  New management in place for the next phase of growth

•                  Dr. Vasella to focus on strategic priorities as Chairman, Board names Joe Jimenez CEO and simplifies organizational structure completing the CEO succession process begun in 2008

•                  Novartis to become the first large, listed Swiss company to include a consultative vote on Compensation System in its Articles of Incorporation, further strengthening governance in wake of global financial crisis

•                  13th consecutive dividend increase: CHF 2.10 per share proposed for 2009

•                  2010 to be a year of significant progress in implementing strategic priorities with continued focus on innovation, growth and productivity

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

Key figures

	Full year				Fourth quarter
	2009	2008	% change		2009	2008	% change
	USD m	USD m	USD	lc	USD m	USD m	USD	lc
Net sales	44 267	41 459	7	11	12 926	10 077	28	20
Operating income	9 982	8 964	11		2 637	1 680	57
Net income	8 454	8 163	4		2 323	1 507	54
Basic EPS (USD)	3.70	3.59	3		1.01	0.66	53

Core(1)
Operating income	11 437	10 319	11		3 204	2 090	53
Net income	10 267	9 501	8		2 892	1 967	47
Basic EPS (USD)	4.50	4.18	8		1.26	0.86	47

Basel, January 26, 2010 — Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said: “Novartis delivered an excellent performance in 2009 driven by strong underlying growth across our entire healthcare portfolio. Over the past 12 months, we sustained our lead in approvals for new products, achieving more than 30 major new product approvals in the US, Europe and Japan. Our productivity efforts improved profitability and allowed for continued investments in drug discovery. The planned acquisition of Alcon will propel Novartis to the global leadership position in eye-care and create a new growth platform. After 14 years as CEO it is the right time to complete the carefully planned CEO succession process, which started over a year ago. The Board appointed Joe Jimenez, currently division head of our pharmaceutical business as new CEO and also agreed to delayer and simplify the top leadership structure. The international experience in pharmaceuticals and consumer businesses together with an excellent track record destine Joe Jimenez to lead Novartis into a next phase of expansion and growth. I am convinced 2010 will be a year of significant progress.”

OVERVIEW

Full year

The underlying double-digit expansion in Pharmaceuticals, ranked as one of the industry’s fastest-growing businesses based on market share, led the Group’s healthcare portfolio in 2009 to another year of record results. Vaccines and Diagnostics achieved exceptionally high sales by rapidly developing and delivering influenza A (H1N1) pandemic vaccines to address the public health threat.

Net sales rose 7% (+11% in local currencies, lc) to USD 44.3 billion on the underlying expansion in all divisions: Pharmaceuticals (+12% lc), Vaccines and Diagnostics (+39% lc), Sandoz (+5% lc) and Consumer Health (+5% lc). Top-performing regions included Europe (USD 18.4 billion, +10% lc) and the United States (USD 14.3 billion, +11% lc) as well as the top six emerging markets (USD 4.0 billion, +17% lc) of Brazil, China, India, Russia, South Korea and Turkey. Higher volumes contributed 10 percentage points of growth, while acquisitions and price changes together added one percentage point of sales growth. The stronger US dollar compared to 2008 reduced full-year growth by four percentage points.

Operating income grew 11% to USD 10.0 billion in 2009, which resulted in the operating income margin rising to 22.5% of net sales from 21.6% in 2008. The stronger US dollar compared to 2008 reduced operating income growth by nine percentage points. Core operating income, which excludes exceptional items and amortization of intangible assets in both periods, grew 11% to USD 11.4 billion on improvements in Pharmaceuticals and Vaccines and Diagnostics as well as productivity gains in all divisions. The core operating income margin rose to 25.8% of net sales from 25.0% in 2008.

Net income rose 4% to USD 8.5 billion, while basic EPS was up 3% to USD 3.70. Core net income of USD 10.3 billion (+8%) rose at a slower pace than operating income as increased contributions from associated companies were partially reduced by Alcon-related financing costs. Core earnings per share were USD 4.50 in 2009, up from USD 4.18 in 2008.

Fourth quarter

Novartis ended 2009 strongly, delivering double-digit net sales and earnings growth that reflected operational progress in all divisions and more favorable currency conditions over the 2008 period.

Net sales grew 28% (+20% lc) to USD 12.9 billion. Pharmaceuticals (+13% lc) maintained its industry-leading performance based on growth of recently launched products. Results in Vaccines and Diagnostics (+166% lc) included USD 1.0 billion of A (H1N1) pandemic vaccine and adjuvant sales. Sandoz (+10% lc) benefited from the EBEWE Pharma specialty generics business acquisition in September, which added five percentage points to sales growth. Consumer Health (+13% lc) had better results in all businesses, particularly in OTC on the first-to-market OTC launch of Prevacid24HR in the US.

Operating income rose 57% to USD 2.6 billion, with favorable currency movements having a positive impact of five percentage points. The operating income margin improved to 20.4% in the 2009 quarter from 16.7% in 2008. Core operating income rose 53% to USD 3.2 billion in the 2009 quarter on double-digit contributions from all businesses, with the core operating income margin expanding to 24.8% of net sales in the 2009 period from 20.8% in the year-ago quarter.

Net income rose 54% to USD 2.3 billion, while basic EPS rose at the same pace to USD 1.01 in the 2009 period from USD 0.66 in 2008. Core net income was up 47% to USD 2.9 billion, which reflected higher financing charges and reduced income from associated companies. Core basic earnings per share (EPS) rose 47% to USD 1.26 in the 2009 quarter from USD 0.86 in the 2008.

More than 30 major approvals in 2009

Novartis is transforming its portfolio through long-term investments in innovation. More than 30 major regulatory approvals in 2009 included the new medicines Afinitor (cancer), Onbrez Breezhaler (chronic obstructive pulmonary disease) and Ilaris (CAPS); A (H1N1) pandemic flu vaccines; the first-ever biosimilars in Japan and Canada; and the Prevacid24HR OTC brand in the US. Among regulatory submissions completed in 2009 included Gilenia (FTY720, multiple sclerosis) in the US and Europe. Other key submissions involved new indications for Tasigna (first-line CML), Zometa (adjuvant breast cancer) and Lucentis (diabetic macular edema). Novartis gained approvals in Japan for six new medicines, while three more approvals were received in January 2010 for Equa (Galvus), Exforge (hypertension) and Afinitor. Many submissions are planned for 2010, with up to five in oncology: Afinitor (neuroendocrine tumors) and the development projects SOM230 (Cushing’s disease), LBH589 (Hodgkin’s lymphoma) and EPO906 (ovarian cancer).

Improving organizational productivity

Novartis is integrating the drive for greater productivity and increased efficiency into its operations, improving speed while freeing up resources to focus on customers and growth initiatives. This is expected to lead to further improvement in the Group’s operating income margin in 2010. Forward, the Group-wide initiative launched in late 2007 to simplify structures and redesign the way Novartis operates, has been completed a year ahead of schedule after progressing rapidly and achieving more than USD 2.3 billion of cumulative cost savings since 2007 and exceeding its 2010 goal of USD 1.6 billion.

Commitment to patients

Business success enables Novartis to continue its commitment to patients around the world, an integral part of the Group’s strategy. Medicines and vaccines from Novartis were used in 2009 to treat and protect more than 930 million people around the world, according to internal estimates. Novartis is helping patients in the developing world through key initiatives focused on neglected diseases, especially malaria, leprosy, dengue fever and treatment-resistant tuberculosis. Treatments worth USD 1.5 billion were contributed through Novartis access-to-medicine programs in 2009, reaching 79.5 million patients in need.

2010: Delivering on strategic priorities

Novartis expects 2010 to be a year of significant progress in implementing its strategy to meet the growing needs of patients and aging societies worldwide through its healthcare portfolio.

Industry-leading growth

Novartis expects to maintain momentum in 2010 and increase Group net sales at a mid-single-digit percentage rate in local currencies(1) based on the rapidly growing contributions of recently launched products and targeted investments in emerging growth markets.

Pharmaceuticals expects to continue the strong volume growth achieved in 2009 on the rapid expansion of recently launched products, implementing new commercial models to adapt to local market needs while expanding in high-growth markets. However, pricing conditions are uncertain given industry challenges that include healthcare reforms (particularly in the US and Turkey) and biennial price cuts in Japan, while therapeutic-class generic competition is also set to start for Diovan in 2010 ahead of the end of exclusivity in Europe (2011) and the US (September 2012). Reflecting these factors, Pharmaceuticals net sales in 2010 are expected to grow at a mid- to high-single digit rate in local currencies.

Vaccines and Diagnostics is preparing the launch of Menveo, a developmental vaccine against four serogroups of meningococcal meningitis. European approval is expected in early 2010 after a

(1)   Excluding Alcon acquisition

positive opinion in December 2009, while a US regulatory decision is also expected in the first half of the year. Novartis plans to continue delivering A (H1N1) pandemic influenza vaccines and adjuvants in 2010; however, sales estimates for the year are well below 2009 levels.

Sandoz expects to increase its pace of growth in 2010. The addition of EBEWE Pharma’s specialty injectables business in September 2009 has created a new global growth platform by improving access to price competitive quality oncology medicines.

Consumer Health aims to keep growing ahead of its markets in 2010. The late 2009 US launch of Prevacid24HR, the first OTC version of this drug for frequent heartburn pain, has created an important new brand. Novartis will launch an OTC version of pantoprazole, another proton pump inhibitor, in 14 European countries in the second quarter of 2010 after gaining rights from Nycomed.

The addition of Alcon, the global leader in eye care, will strengthen the Novartis healthcare portfolio and provide a greater presence in the fast-growing global eye care sector. Novartis announced on January 4 its intention to gain full ownership of Alcon by first completing the April 2008 agreement with Nestlé S.A. to acquire a 77% majority stake and subsequently entering into an all-share direct merger with Alcon for the remaining 23% minority stake. This merger, which will be implemented under the Swiss Merger Act, is in the interest of all stakeholders and will provide the needed clarity on Alcon’s future. Following the merger, Alcon will become a new Novartis division that incorporates CIBA Vision and certain Novartis ophthalmic medicines.

Board selects new CEO and simplifies the top leadership organization

The Board has accepted Dr. Daniel Vasella’s proposal to complete the CEO succession process after serving 14 years as CEO and 11 years as Chairman and CEO, by appointing Joe Jimenez, currently Head of the Pharmaceuticals Division as Novartis’ new CEO. Dr. Vasella will continue in his role as Chairman of the Board concentrating on strategic priorities. This completes the succession plan which began in 2008 with the creation of a transitional COO position and the appointment of new divisional management. The business portfolio has been successfully transformed to focus on healthcare, the research organization is highly respected and the pipeline is full and highly valued. Novartis’ reputation is among the best in its industry and beyond, led by a world-class leadership team. So, it is timely to transition to a new CEO.

The Board has selected Joe Jimenez with complete trust in his global leadership capabilities, based on his outstanding performance track record, broad international business experience and his ability to provide direction, align and engage people. These skills will be crucial for implementing Novartis’ strategy. Jimenez will take over the CEO responsibilities as of February 1, 2010.

David Epstein, currently Head of the Novartis Oncology business, the fastest growing unit in Pharmaceuticals, will become Head of the Pharmaceuticals Division. Jon Symonds will take over as CFO on February 1, 2010, from Raymund Breu, who will retire on March 31, having reached the mandatory retirement age.

Simplifying its leadership structure Novartis reduces the size of the Executive Committee from 12 to 9. They will be Joe Jimenez, CEO; Mark Fishman, M.D., Global Head of NIBR (The Novartis Institute for BioMedical Research); David Epstein, Division Head Pharmaceuticals; Jeff George, Division Head Generics; George Gunn, Division Head Consumer Health: Andrin Oswald, M.D., Division Head Vaccines and Diagnostics; Jon Symonds, CFO; Thomas Werlen, General Counsel; and Jürgen Brokatzky-Geiger, Global Head Human Resources.

Furthering the delayering efforts, three executive positions have been eliminated: COO, Head Corporate Affairs, and Head Group Quality/Technical Operations.

Two smaller units, Group Quality Assurance, headed by Juan Andres and Group Country Management/External Affairs, led by Joe Jimenez ad interim, report to the CEO. Corporate Audit and Compliance reports to the Chairman.

In the context of this new organizational structure Joerg Reinhardt, Andreas Rummelt and Thomas Wellauer have decided to pursue their careers outside of Novartis. We are thankful to each of them for their many contributions over the many years to the success of Novartis. All changes will be effective February 1, 2010.

AGM proposals for dividend rise and consultative vote on Compensation System to further strengthen governance in the wake of the global financial crisis, and against the mandatory separation of the responsibilities of Chairman and CEO

The Board proposes a dividend payment of CHF 2.10 per share for 2009, up 5% from CHF 2.00 per share for 2008 and representing the 13th consecutive dividend increase since the creation of Novartis in December 1996. The average annual dividend increased by 11.7% in CHF, while the annual total shareholder return since 1996 increased by 9%. Dividends paid for 2009 on outstanding shares will amount to USD 4.6 billion and the payout ratio is estimated at 55% of net income. Based on the year-end 2009 share price of CHF 56.50, the dividend yield is 3.7%. The payment date is March 5, 2010. All issued shares are dividend bearing, except 167.7 million treasury shares.

The Board further proposes that Novartis become the first large, listed Swiss company to include a consultative vote on its Compensation System in its Articles of Incorporation. Such a vote is to be held before every significant change in the Compensation System, but at least at every third Annual General Meeting (AGM). The three-year cycle for votes also allows shareholders to take a longer-term view when examining the sustainability of the Compensation System. Sustainable compensation systems are harmonized with multi-year business plans, and only attain their full effect when used unchanged for several years, in part since it takes time for them to be understood by employees. This proposal, if approved by shareholders, would be implemented following the upcoming AGM. The proposal complements the corporate governance initiatives that Novartis has instituted over the past year. In 2009 a new Risk Committee of the Board was established that oversees enterprise risk management processes for the Group while monitoring risk-adjusted decision-making. In addition, a “clawback provision” for incentive payments will be progressively included in employee contracts. This will allow Novartis to retract any unjustified payment to an employee if later it is found to be based on financial misstatements or unethical business behavior. This will further enhance Novartis’ governance in the wake of the global financial crisis, which revealed among some companies a lack of standards and oversight which eventually contributed to the worldwide recession.

The Board recommends to shareholders to vote against the proposal by a shareholder group to introduce a yearly separate consultative vote on the Compensation Report, stating that such a vote is retrospective as it relates only to the previous business year. This vote would not allow a true consultation since shareholders would only express their views on matters that had already occurred. Shareholders also do not have the essential basis for an informed opinion on compensation awarded, as this implies knowledge of the pre-agreed objectives and the degree to which these objectives have been met. For competitive reasons it would be against the interest of the corporation to disclose yearly and long-term objectives and individual performance assessments. Setting the compensation of executives is an essential management instrument of the Board that may not be rescinded. Swiss company law mandates that this duty must be allocated to the Board.

The Board also recommends to shareholders to vote against a mandatory separation of the Chairman of the Board and CEO functions, regarding such a rule as too rigid and not in the best interests of shareholders, as it would restrict freedom and prevent the flexible adaptation of the Group’s leadership structure to circumstances and strategic requirements. Novartis has long complied with international best practice based on the Board’s decision to combine the roles of Chairman and CEO with the appointments of a Lead Director and only Independent Directors for the most important Board Committees.

Finally, the Board proposes the re-election of Dr. Daniel Vasella and Marjorie M.T. Yang, each for a three-year term, and Hans-Joerg Rudloff for a one-year term (as he will reach the age limit).

Shareholders will vote on these and other proposals at the next Annual General Meeting scheduled for February 26, 2010.

BUSINESS REVIEW

Full year

Net sales

	2009	2008	% change
	USD m	USD m	USD	lc
Pharmaceuticals	28 538	26 331	8	12
Vaccines and Diagnostics	2 424	1 759	38	39
Sandoz	7 493	7 557	–1	5
Consumer Health	5 812	5 812	0	5
Net sales	44 267	41 459	7	11

Pharmaceuticals: USD 28.5 billion (+8%, +12% lc)

All geographic regions and therapeutic areas contributed to the double-digit expansion in local currencies, driven by recently launched products (USD 4.7 billion, +81% lc) that increased their share of net sales to 16% in 2009 from 10% in 2008. This group of rapidly growing products — including Lucentis, Exforge, Exjade, Exelon Patch, Reclast/Aclasta, Tekturna/Rasilez, Afinitor and Ilaris — provided eight percentage points of the division’s 12% lc net sales growth in 2009.

Oncology (USD 9.0 billion, +14% lc) remained the largest franchise and ranks No. 2 in the global oncology segment, led by sustained growth of Gleevec/Glivec (USD 3.9 billion, +12% lc) and three additional products — Zometa, Femara and Sandostatin — that each achieved more than USD 1 billion of sales. Exforge and Tekturna/Rasilez (high blood pressure) and Galvus (type 2 diabetes) drove expansion of Cardiovascular and Metabolism (USD 8.8 billion, +9% lc), complementing Diovan (USD 6.0 billion, +6% lc) as Novartis expanded its position as the global leader in hypertension. Lucentis (USD 1.2 billion, +47% lc) and Exelon (USD 954 million, +22% lc) fueled growth in Neuroscience and Ophthalmics (USD 4.9 billion, +12% lc).

All regions benefited from the product portfolio transformation, particularly Europe (USD 10.5 billion, +12% lc) as the largest region and generating more than 20% of sales from recently launched products. Also delivering top performances were Latin America and Canada (USD 2.5 billion, +13% lc), while the US (USD 9.5 billion, +11% lc) and Japan (USD 3.1 billion, +9% lc) both showed renewed growth. All six top emerging markets (USD 2.6 billion, +19% lc) — Brazil, China, India, Russia, South Korea and Turkey — advanced at robust double-digit rates.

Vaccines and Diagnostics: USD 2.4 billion (+38%, +39% lc)

A rapid response after the outbreak of the A (H1N1) pandemic in April 2009 enabled Vaccines and Diagnostics to deliver more than 100 million vaccine doses to governments around the world in only a few months, providing USD 1.0 billion of net sales from pandemic vaccines and adjuvants in 2009. Pediatric vaccines and strong growth in emerging markets helped offset price pressure on seasonal influenza vaccines and a decline in tick-borne encephalitis vaccines in Europe. Diagnostics sales were slightly lower.

Sandoz: USD 7.5 billion (—1%, +5% lc)

Consistent growth in 2009 at a stronger pace than in 2008 reflected the impact of new product launches, a sharper commercial focus in both mature and emerging markets, and the US returning to growth. To the benefit of customers, a price decline of seven percentage points from price erosion was more than offset by volume growth of 11 percentage points from new product launches. Retail generics and biosimilars in Germany (+4% lc) reached a leading 29% share from new product launches and volume growth in a challenging market. A total of 25 new product launches, eight more than 2008, underpinned US retail generics and biosimilars (+5%). Asia-Pacific (+17% lc) and Russia (+19% lc) were also among top performers. The EBEWE acquisition in September, which added one percentage point to sales growth in 2009, provided a strong platform for growth in injectable oncology medicines.

Consumer Health: USD 5.8 billion (+0%, +5% lc)

All businesses achieved faster underlying growth than their respective markets despite the difficult economic conditions. CIBA Vision was the industry’s fastest-growing contact lens and lens care company on the strength of new product introductions. OTC delivered an increasingly positive performance, driven by portfolio innovation and the successful US launch of Prevacid24HR in November 2009. Animal Health grew ahead of the competition in the US.

Core operating income

	2009		2008
	USD m	% of net sales	USD m	% of net sales	Change %
Pharmaceuticals	9 068	31.8	8 249	31.5	10
Vaccines and Diagnostics	719	29.7	309	18.1	133
Sandoz	1 395	18.6	1 421	18.8	–2
Consumer Health	1 118	19.2	1 125	19.4	–1
Corporate income and expenses, net	–863		–785
Core operating income	11 437	25.8	10 319	25.0	11

Pharmaceuticals

Operating income rose 11% to USD 8.4 billion and the operating income margin was 29.4% of net sales, up from 28.8% in 2008. Core operating income (USD 9.1 billion, +10%, including adverse currency impact of six percentage points) also grew well ahead of net sales on the strong volume expansion in local currencies and productivity gains of nearly USD 1 billion, which resulted in the core operating income margin rising 0.3 percentage points to 31.8% of net sales.

The improved core operating income performance also absorbed a dilution of 1.1 percentage points in lower Other Revenues, mainly due to the end of Betaseron® royalties in late 2008. The operational expansion, along with reinvestments of some productivity gains, enabled major investments in new product launches and rapid expansion of top emerging markets such as China. Marketing & Sales expenses fell 1.6 percentage points to 29.3% of net sales in 2009 as productivity improvements more than offset costs for the ongoing worldwide launches of many new products including Galvus, Exelon Patch, Valturna and the Tekturna/Rasilez portfolio. R&D investments supported the start of 14 new Phase III trials in 2009, with R&D representing 20.0% of net sales in 2009 compared to 20.3% in 2008. Among items excluded from core operating income in 2009 that totaled USD 676 million, which was largely unchanged from USD 670 million in 2008, were a USD 318 million increase in legal provisions as part of pending settlements to resolve US federal investigations into past marketing practices of Trileptal. Also in 2009, the ongoing strong sales performance of Famvir outside the US enabled the partial reversal of an impairment charge taken in 2007, providing a one-time gain of USD 100 million.

Vaccines and Diagnostics

Operating income of USD 372 million rose sharply from USD 78 million in 2008, with the operating income margin rising to 15.3% from 4.4% in 2008. Core operating income of USD 719 million in 2009 included substantial contributions from A (H1N1) pandemic flu vaccine sales enabled by significant development and manufacturing investments earlier in the year. Clinical trials for the pandemic vaccines and investments in the late-stage meningitis development vaccines led to R&D costs still rising as a percentage of net sales in 2009 compared to 2008. Results in 2008 included sales from major deliveries of A (H5N1) pandemic flu vaccines.

Sandoz

Operating income declined 1% to USD 1.1 billion, which included an adverse currency impact of 11 percentage points, with the operating income margin unchanged at 14.3% of net sales. Core operating income fell 2% to USD 1.4 billion. Improved business conditions in key markets and productivity gains, particularly in Marketing & Sales and R&D, reduced the total cost base while supporting investments in emerging markets and new products. However, the underlying improvements were more than offset by significant price erosion and the adverse currency impact, resulting in the core operating income margin falling 0.2 percentage points to 18.6% of net sales.

Consumer Health

Operating income fell 3% to USD 1.0 billion, which included an adverse currency impact of 10 percentage points, and the operating income margin in 2009 fell 0.5 percentage points to 17.5% of net sales. Core operating income benefited from the strong underlying business expansion and productivity gains. However, it declined 1% to USD 1.1 billion due to the adverse currency impact and major investments to launch the OTC product Prevacid24HR in the US, which resulted in the core operating income margin declining slightly to 19.2% of net sales in 2009 from 19.4% in 2008.

Corporate Income & Expense, net

Corporate income and expense, net, as well as related core measures, increased mainly due to higher pension expenses.

Fourth quarter

Net sales

	Q4 2009	Q4 2008	% change
	USD m	USD m	USD	lc
Pharmaceuticals	7 773	6 430	21	13
Vaccines and Diagnostics	1 387	491	182	166
Sandoz	2 143	1 804	19	10
Consumer Health	1 623	1 352	20	13
Net sales	12 926	10 077	28	20

Pharmaceuticals: USD 7.8 billion (+21%, +13% lc)

Sustained dynamic growth in the 2009 fourth quarter driven by rapid uptake of new products and ongoing expansion in all major markets. Recently launched products provided USD 1.4 billion of net sales in the 2009 quarter, rising to 18% of the division’s net sales from 12% in the 2008 quarter. These products also provided eight percentage points of the 13% lc net sales growth in the quarter. Among new product launches initiated in the 2009 quarter were Onbrez Breezhaler (COPD) in Germany following European regulatory approval in November.

Recently launched products provided important contributions in Oncology (USD 2.5 billion, +14% lc), which benefited from the new anti-cancer medicine Afinitor (USD 32 million) approved in 2009 and new clinical data supporting Tasigna (USD 68 million, +101% lc). Cardiovascular and Metabolism (USD 2.4 billion, +10% lc) benefited from rapid expansion of the diabetes medicine Galvus (USD 66 million, +211% lc), while Novartis expanded its share of the global branded anti-hypertension market on gains recorded for Diovan in all key markets as well as the rollout of new single-pill combination therapies involving Tekturna/Rasilez and Exforge. The ophthalmics medicine Lucentis (USD 374 million, +44% lc) also continued to show strong gains.

Europe (USD 2.9 billion, +14% lc) solidified its position as the largest region. Gains were also seen in the US (USD 2.5 billion, +12% lc), while Japan (USD 889 million, +9% lc) continued to benefit from new launches in 2009. The six top emerging markets (USD 712 million, +22% lc) advanced at a rapid pace, led by gains in China, Russia and India that more than offset recent governmental cost-

containment measures in Turkey.

Vaccines and Diagnostics: USD 1.4 billion (+182%, +166% lc)

USD 1.0 billion of net sales in the 2009 period came from deliveries of A (H1N1) pandemic flu vaccines and adjuvants. Seasonal flu vaccines were adversely impacted by a price decline, while pediatric vaccines helped offset lower sales of tick-borne encephalitis vaccines.

Sandoz: USD 2.1 billion (+19%, +10% lc)

Solid growth in key markets was in line with the consistent pace throughout 2009, with completion of the EBEWE Pharma acquisition in September adding five percentage points of growth in the 2009 quarter. US retail generics and biosimilars (+24%) achieved a third consecutive quarter of growth in 2009 with more new product launches than 2008. German retail generics and biosimilars (+1% lc) extended its lead in a deteriorating environment. Key emerging markets kept up their expansion, particularly in Asia-Pacific (+10% lc).

Consumer Health: USD 1.6 billion (+20%, +13% lc)

Very strong growth across all businesses was led by OTC expansion at a double-digit rate in local currencies on the strength of the US launch of Prevacid24HR in November and strong demand for “cough & cold” products. Continued momentum of new contact lens products supported CIBA Vision, while Animal Health advanced on market share gains in the US.

Core operating income

	Q4 2009		Q4 2008
	USD m	% of net sales	USD m	% of net sales	Change %
Pharmaceuticals	2 215	28.5	1 803	28.0	23
Vaccines and Diagnostics	653	47.1	55	12.5	NM
Sandoz	356	16.6	296	16.4	20
Consumer Health	248	15.3	209	15.5	19
Corporate income and expenses, net	–268		–273
Core operating income	3 204	24.8	2 090	20.8	53

Pharmaceuticals

Operating income rose 22% to USD 1.9 billion, and the operating income margin improved 0.2 percentage points to 24.5% of net sales. Core operating income advanced 23%, well ahead of sales and included four percentage points of positive currency impact.

The strong business expansion, with net sales rising 13% lc, and benefits of productivity initiatives resulted in double-digit core operating income gains after investments in product launches, key development projects and geographic expansion. Marketing & Sales expenses were 30.3% of net sales, declining three percentage points from the 2008 period. R&D investments also benefited from productivity efforts, but remained largely steady at 21.0% of net sales amid investments in oncology, biologics and molecular diagnostics. As a result, the core operating income margin rose 0.5 percentage points to 28.5% of net sales. Cost of Goods Sold were 18.1% of net sales, an increase of 2.7 percentage points, reflecting higher Lucentis royalties and the short-term impact of an accelerated inventory reduction program in the quarter. Among exceptional items excluded in core operating income for 2009 that totaled USD 309 million were a USD 318 million increase in legal provisions as part of pending settlements to resolve US federal investigations into past marketing practices of Trileptal as well as a one-time gain of USD 100 million from the partial reversal of an impairment charge in 2007 for Famvir due to ongoing strong sales growth outside the US in the meantime. Core adjustments in 2008 excluded total exceptional items of USD 241 million.

Vaccines and Diagnostics

Operating income rose to USD 583 million from USD 26 million in the 2008 period, while core operating income of USD 653 million in the 2009 quarter reflected the recognition of exceptional contributions from sales of A (H1N1) pandemic flu vaccines during the period that were made possible by significant investments in development and manufacturing earlier in the year.

Sandoz

Operating income grew 11% to USD 221 million, which was reduced by seven percentage points of adverse currency impact. Core operating income improved on strong economies of scale and high growth in the US, advancing 20% to USD 356 million. As a result, the core operating income margin improved 0.2 percentage points to 16.6% of net sales. Core results excluded higher acquisition-related charges and exceptional items totaling USD 135 million in 2009 (including EBEWE acquisition costs and restructuring in Germany) compared to USD 96 million in 2008.

Consumer Health

Operating income was up 9% to USD 207 million in the 2009 quarter, which included nine percentage points of positive currency impact. However, the operating income margin declined 1.3 percentage points to 12.8% of net sales. Core operating income, which excluded higher impairment and other exceptional charges of USD 22 million in 2009 over the 2008 period, grew 19% to USD 248 million as productivity gains and cost controls helped free up resources for increased Marketing & Sales investments for the launch of Prevacid24HR in the US and R&D projects. As a result, the core operating income margin declined only 0.2 percentage points to 15.3% of net sales.

Corporate Income & Expense, net

Net corporate expenses in the fourth quarter of 2009 were slightly lower than in the 2008 period, as positive currency exchange movements and a gain on the sale of financial assets more than offset higher pension costs.

FINANCIAL REVIEW

Full year and fourth quarter

	2009	2008	Change	Q4 2009	Q4 2008	Change
	USD m	USD m	%	USD m	USD m	%
Core operating income	11 437	10 319	11	3 204	2 090	53
Income from associated companies	1 051	839	25	252	266	–5
Financial income	198	384	–48	104	58	79
Interest expense	–551	–290	90	–156	–76	105
Taxes	–1 868	–1 751	7	–512	–371	38
Core net income	10 267	9 501	8	2 892	1 967	47
Core basic EPS (USD)	4.50	4.18	8	1.26	0.86	47

Income from associated companies

For the fourth quarter of 2009, income from associated companies rose 10% to USD 107 million, but fell 34% to USD 293 million for the full year, mainly due to USD 189 million of exceptional charges in the third quarter of 2009 related to Roche’s restructuring of Genentech and Alcon’s decision to stop a development project. Core results in the fourth quarter declined 5% to USD 252 million due to losses from Idenix after it became an associated company when the Group’s shareholding fell below 50% in late 2009. Full-year core income from associated companies rose 25% to USD 1.1 billion on increased underlying contributions from Roche as well as full-year equity accounting of the 25% Alcon stake after the mid-2008 purchase.

Financial income and interest expense

Financial income rose 79% to USD 104 million in the fourth quarter of 2009, primarily from realized gains and lower impairment charges for marketable securities as well as average liquidity of USD 15.7 billion compared to USD 7.2 billion in the 2008 quarter. Interest expense more than doubled in the 2009 quarter to USD 156 million following the issuance of US dollar and euro bonds in the first half of the year. Reflecting these same factors for the full year, financial income declined 48% to USD 198 million, while interest expenses rose 90% to USD 551 million.

Taxes

The tax rate (taxes as a percentage of pre-tax income) in the fourth quarter of 2009 was 13.7% compared to 14.3% in the prior-year quarter, while the full-year tax rate rose to 14.8% from 14.1%. For core results, the tax rate in the fourth quarter of 2009 declined to 15.0% from 15.9% in the 2008 period. The core tax rate in 2009 was 15.4%, down from 15.6% in 2008.

Net income

In the fourth quarter of 2009, net income rose 54% to USD 2.3 billion, while net income for the full year rose 4% to USD 8.5 billion. Core net income advanced 47% to USD 2.9 billion in the fourth quarter of 2009. For the full year, core net income rose 8% to USD 10.3 billion.

Earnings per share

Basic earnings per share (EPS) in the fourth quarter were up 53% to USD 1.01 from USD 0.66 in the 2008 quarter, while full-year basic EPS rose 3% to USD 3.70 compared to USD 3.59 in 2008, at a slightly slower pace than net income in 2009 due to higher net income attributable to minority interests. For quarterly core results, basic EPS rose in line with core net income in the 2009 quarter, up 47% to USD 1.26 from USD 0.86 in the 2008 period, while full-year basic EPS grew 8% to USD 4.50 from USD 4.18 in 2008.

Balance sheet

The acquisition of EBEWE Pharma’s specialty generics business and USD 7.1 billion of investments in marketable securities with proceeds from bond issues in 2009 led to an increase in total assets, which rose to USD 95.6 billion in 2009 from USD 78.3 billion in 2008.

The Group’s equity rose to USD 57.5 billion at December 31, 2009, from USD 50.4 billion at the start of the year. The increase resulted mostly from USD 8.5 billion in net income in 2009, actuarial gains of USD 0.9 billion and currency translation gains of USD 0.8 billion. Other equity movements provided a net increase of USD 0.8 billion, mainly from share-based compensation of USD 0.6 billion. These contributions more than offset the dividend payment of USD 3.9 billion in the 2009 first quarter.

The Group’s debt/equity ratio rose to 0.24:1 at the end of 2009 compared to 0.15:1 at the end of 2008, reflecting issuance of a USD 5 billion bond (two tranches) in the US in the first quarter and a EUR 1.5 billion bond (USD 2.1 billion) in the second quarter. At the end of 2009, the Group’s financial debt of USD 14.0 billion consisted of USD 5.3 billion in current and USD 8.7 billion in non-current liabilities.

Overall liquidity rose to USD 17.4 billion at December 31, 2009, more than double the year-end 2008 level of USD 6.1 billion, underpinned by increasing cash flow from operations and proceeds from the bond issues. Novartis returned to a net liquidity position at the end of 2009, which stood at USD 3.5 billion compared to net debt (financial debt net of liquidity) of USD 1.2 billion at the end of 2008.

Credit agencies maintained their ratings of Novartis debt during 2009. Moody’s rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities, and Standard & Poor’s had ratings of AA- for long-term and A-1+ for short-term maturities. Fitch had a long-term rating of AA and a short-term rating of F1+.

Cash flow

Cash flow from operating activities improved 25% in 2009 to USD 12.2 billion based on higher profitability and initiatives to reduce working capital requirements, which fell USD 1.3 billion from 2008 levels.

Cash outflows from investing activities amounted to USD 14.2 billion in 2009 compared to USD 10.4 billion in 2008, as lower capital expenditures of USD 1.9 billion (which declined to 4.3% of net sales in 2009 compared to 5.1% in 2008) was more than offset by investments in marketable securities and increased investments totaling USD 12.3 billion in intangible, non-current and financial assets, including the EBEWE Pharma generics acquisition.

Cash inflows from financing activities were a net USD 2.8 billion in 2009, as proceeds of USD 7.1 billion from the bond issues were partially offset by the dividend payment of USD 3.9 billion for 2008 and other items totaling USD 0.4 billion.

Free cash flow before dividends rose 24% to USD 9.4 billion in 2009, reflecting the strong focus on business performance and control of fixed and working capital.

PHARMACEUTICALS PRODUCT REVIEW

Note: Net sales growth data refer to full-year 2009 performance in local currencies.

Cardiovascular and Metabolism

Diovan (USD 6.0 billion, +6% lc) achieved solid worldwide growth based on its status as the only medicine in the angiotensin receptor blocker (ARB) class approved for all three indications to treat high blood pressure, high-risk heart attack survivors and heart failure. Japan now accounts for 20% of annual sales, while growth was seen in Europe, where the expected entry of generic versions of losartan, another medicine in the ARB segment, was delayed until the first half of 2010. In the US (+4%), Diovan increased its leadership of the ARB segment despite the overall shrinking of the branded anti-hypertension market due to increasing use of generic medicines in other anti-hypertensive classes.

Exforge (USD 671 million, +72% lc), a single-pill combination of the angiotensin receptor blocker Diovan (valsartan) and the calcium channel blocker amlodipine, has delivered above-market growth and set new standards for high blood pressure combination therapies since its launch in 2007. Exforge HCT, which adds a diuretic, was launched in the US in April 2009 as a single-pill therapy with three medicines. Exforge received approval in Japan in January 2010.

Tekturna/Rasilez (USD 290 million, +104% lc), the first in a new class of medicines known as direct renin inhibitors to treat high blood pressure, has been growing consistently since its launch in 2007 based on positive clinical data demonstrating its prolonged efficacy in lowering blood pressure for more than 24 hours and superiority in clinical trials over ramipril, a leading ACE inhibitor. Valturna — a single-pill combination with Diovan (valsartan) — was launched in the US in late 2009, joining the group of single-pill combinations that involve aliskiren, the active ingredient in Tekturna/Rasilez. A single-pill combination of aliskiren and amlodipine was submitted for US and European approvals in 2009, and a triple-combination with amlodipine and a diuretic is expected to be submitted in 2010.

Galvus/Eucreas (USD 181 million, +327% lc), oral treatments for type 2 diabetes, have achieved rapid success in many European, Latin American and Asia-Pacific markets since first launched in 2007. Galvus and Eucreas, a single-pill combination of Galvus with metformin that accounts for the majority of sales, have outperformed a competitor medicine in the DPP-4 segment in some countries. Galvus was approved in Japan in January 2010 with the brand name Equa.

Oncology

Gleevec/Glivec (USD 3.9 billion, +12% lc), a targeted therapy for some forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), achieved sustained double-digit growth based on its leadership position in treating these cancers backed by new clinical data and regulatory approvals. The latest approval in 2009 was for use in adjuvant (post-surgery) GIST patients, which is now approved in more than 55 countries in North America, Europe and Asia-Pacific.

Tasigna (USD 212 million, +145% lc), a second-line therapy for patients with a form of chronic myeloid leukemia (CML) resistant or intolerant to prior therapy, including Gleevec/Glivec, has gained rapid acceptance following its approval in more than 80 countries. In December 2009, Tasigna was submitted for US and European regulatory approvals for first-line use in CML after new data from the global ENESTnd trial, the largest head-to-head comparison of a targeted therapy against Glivec ever conducted, showed Tasigna produced faster and deeper responses than Glivec in newly diagnosed CML patients. Trials are underway examining the use of Tasigna in CML with suboptimal response to Glivec, as well as a Phase III trial in patients with GIST.

Zometa (USD 1.5 billion, +9% lc), an intravenous bisphosphonate therapy for patients with certain types of cancer that has spread to bones, is growing due to improved compliance and use in existing indications. US and European regulatory submissions were completed in late 2009 for the use of Zometa in adjuvant breast cancer in premenopausal women based on published anticancer data for this indication. Studies are underway to review potential benefits in other tumor types.

Femara (USD 1.3 billion, +16% lc), an oral therapy for postmenopausal women with hormone-sensitive breast cancer, saw strong sales growth in 2009 due to growth in the initial adjuvant (post-

surgery) setting. In August 2009, “The New England Journal of Medicine” published results from the landmark BIG 1-98 study affirming that the five-year upfront use of Femara after surgery was an optimal treatment approach for postmenopausal women with early-stage, hormone-receptor positive breast cancer. These data were submitted in the US and Europe for inclusion in product information.

Sandostatin (USD 1.2 billion, +7% lc), for patients with acromegaly and symptoms associated with neuroendocrine tumors of the gastrointestinal tract and pancreas, has grown from increasing use of Sandostatin LAR, the once-monthly version that accounts for nearly 90% of net sales. Recent clinical trial data demonstrated a significant delay in tumor progression in patients with metastatic neuroendocrine tumors of the midgut treated with Sandostatin LAR. These data formed the basis of a recent US National Comprehensive Cancer Network (NCCN) update on treatment guidelines for neuroendocrine tumors.

Exjade (USD 652 million, +27% lc), currently approved in more than 90 countries as the only once-daily oral therapy for transfusional iron overload, received regulatory approvals in 2009 in the US, Europe, Switzerland and other countries to extend the dose range to 40 mg/kg. This new dosing range provides a new option to patients who require dose intensification due to high iron burdens. Novartis submitted new safety information to health authorities worldwide in mid-2009. The new labeling was approved in Europe in November, providing new guidance on the selection of appropriate myelodysplastic syndrome (MDS) and malignant disease patients for Exjade therapy. US and Japanese regulatory authorities are also reviewing this data.

Afinitor (USD 70 million), an oral inhibitor of the mTOR pathway, was launched in the US, Europe and Switzerland after gaining regulatory approvals in 2009 as a treatment for advanced renal cell carcinoma (RCC, kidney cancer) following VEGF-targeted therapy. Afinitor is being studied in many cancer types. Phase III studies are underway in patients with neuroendocrine tumors (NET), breast cancer, lymphoma, tuberous sclerosis complex (TSC) and gastric cancer. Two potential regulatory submissions are planned for 2010 based on the outcome of clinical trials of this medicine in patients with neuroendocrine tumors (NET) as well as tuberous sclerosis complex (TSC). A late-stage trial is planned to start in patients with hepatocellular carcinoma (HCC) in early 2010. The active ingredient, everolimus, is the same as in the transplant therapy Certican.

Other Pharmaceuticals products

Lucentis (USD 1.2 billion, +47% lc), a biotechnology eye therapy now approved in more than 80 countries, delivered sustained growth on top performances in France, the United Kingdom, Australia and Japan. Lucentis is the only treatment proven to maintain and improve vision in patients with “wet” age-related macular degeneration, a leading cause of blindness in people over age 50. Lucentis was submitted in December 2009 for European regulatory approval for treatment of visual impairment due to diabetic macular edema (DME), an eye condition related to longstanding diabetes that may lead to blindness. Late-stage clinical trials are underway in other eye conditions. Genentech holds the US rights to this medicine.

Exelon/Exelon Patch (USD 954 million, +22% lc), a therapy for mild to moderate forms of Alzheimer’s disease dementia as well as dementia linked with Parkinson’s disease, achieved more than half of its sales from Exelon Patch, the novel skin patch launched in late 2007 that is now available in more than 60 countries worldwide.

Reclast/Aclasta (USD 472 million, +88% lc), a once-yearly infusion therapy for osteoporosis, continues to expand on increasing patient access to infusion centers and a broad range of use in patients with various types of this debilitating bone disease. Approvals have been received for up to six indications, including the treatment of osteoporosis in men and postmenopausal women.

Xolair (USD 338 million, +65% lc, Novartis sales), a biotechnology drug for moderate to severe persistent allergic asthma in the US and severe persistent allergic asthma in Europe, maintained solid growth due to its global presence and approvals in more than 80 countries, including Japan since early 2009. In August 2009, Xolair received European regulatory approval to treat children age six and older. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. In 2009, Genentech’s US sales were USD 571 million.

Certican (USD 118 million, +31% lc), a transplantation medicine, generated solid growth based on its availability in more than 70 countries. In the US, the FDA issued a Complete Response letter in

December 2009 for this medicine (under the brand name Zortress) for prevention of organ rejection in adult kidney transplant patients. The FDA discussions focus on product labeling and Risk Evaluation Mitigation Strategy (REMS) as well as a safety update, but no request for more clinical studies. This medicine, which has the same active ingredient as Afinitor (everolimus), has been shown to have good immunosuppressive efficacy and a manageable side-effect profile.

Extavia (USD 49 million), for relapsing forms of multiple sclerosis (MS), was launched in 2009 in the US and more than 20 other countries, marking the entry of Novartis into the field of MS. Extavia is the Novartis-branded version of Betaferon®/Betaseron®.

Ilaris, a fully human monoclonal antibody that blocks action of the inflammatory protein interleukin-1 beta, has been launched after receiving first approvals during 2009 in the US, Europe and some other markets for treatment of cryopyrin-associated periodic syndrome (CAPS), a group of rare lifelong auto-inflammatory disorders. Trials are ongoing in other diseases in which IL-1 beta is believed to play an important role. Other diseases include refractory gout, chronic obstructive pulmonary disease (COPD), type 2 diabetes and systemic juvenile idiopathic arthritis (SJIA).

R&D UPDATE

Novartis has one of the industry’s most competitive pipelines with 145 projects in pharmaceutical clinical development, of which 60 involve new molecular entities.

Pharmaceuticals

AIN457, a fully human monoclonal antibody that blocks action of interleukin-17A — a major trigger of inflammation involved in a variety of diseases such as uveitis, psoriasis and rheumatoid arthritis — has begun Phase III studies in November 2009 for use in treating a form of uveitis, an inflammation in the eye, with regulatory submissions possible in 2010.

Gilenia (FTY720, fingolimod), a once-daily oral compound in development for certain forms of multiple sclerosis, was submitted in December 2009 for US and European regulatory approvals. The clinical program provides safety experience in more than 2,300 MS patients, including some patients in their sixth year of therapy.

QAB149 (indacaterol), a once-daily long-acting bronchodilator for adult patients with chronic obstructive pulmonary disease (COPD), gained European regulatory approval in November 2009 as Onbrez Breezhaler and was launched in Germany in December. Onbrez Breezhaler has demonstrated greater improvements in lung function, breathlessness and quality of life compared to current therapies and is the first new inhaled compound in Europe for treatment of COPD in more than seven years. In the US, Novartis received a Complete Response letter from the FDA in October requesting additional information on the dosing proposed for QAB149. Novartis is working with the FDA to determine what clinical trials will be required.

Vaccines and Diagnostics

Menveo, a novel vaccine in development to protect against the four common A, C, W-135 and Y serogroups of meningococcal meningitis, is awaiting European regulatory approval in early 2010 after a positive opinion in December 2009 for initial use in adolescents (from age 11) and adults. A US regulatory decision is also expected in the first half of 2010. Trials are underway in other age groups.

MenB, in development as a vaccine to protect against the B serogroup of meningococcal meningitis, is in Phase III studies in Europe, where patient enrollment has been completed and a regulatory submission remains on track for 2010. The B serogroup is estimated to cause about 70% of meningococcal disease in Europe, with infants and toddlers most at risk. MenB has shown potential to be the first to protect infants as young as six months based on Phase II trial results. In the US, discussions with the FDA are planned for 2010 to determine the scope of Phase III trials.

Disclaimer

These materials contain certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “strategic,” “proposes,” “to introduce,” “will,” “planned,” “expected,” “commitment,” “expects,” “set,” “preparing,” “plans,” “estimates,” “aims,” “would,” “potential,” “awaiting,” “estimated,” “proposal,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or regarding the potential acquisition and merger with Alcon; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. Neither can there be any guarantee that the proposed acquisition and merger with Alcon will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. In particular, management’s expectations could be affected by, among other things, unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

February 26, 2010	Annual General Meeting
April 20, 2010	First quarter 2010 results
July 15, 2010	Second quarter and first half 2010 results
October 21, 2010	Third quarter and first nine months 2010 results

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS(1)

Consolidated income statements

Full year (audited)

	2009	2008	Change
	USD m	USD m	USD m	%
Net sales	44 267	41 459	2 808	7
Other revenues	836	1 125	–289	–26
Cost of Goods Sold	–12 179	–11 439	–740	6
Of which amortization and impairments of product and patent rights and trademarks	–869	–998	129	–13
Gross profit	32 924	31 145	1 779	6
Marketing & Sales	–12 050	–11 852	–198	2
Research & Development	–7 469	–7 217	–252	3
General & Administration	–2 281	–2 245	–36	2
Other income	782	826	–44	–5
Other expense	–1 924	–1 693	–231	14
Operating income	9 982	8 964	1 018	11
Income from associated companies	293	441	–148	–34
Financial income	198	384	–186	–48
Interest expense	–551	–290	–261	90
Income before taxes	9 922	9 499	423	4
Taxes	–1 468	–1 336	–132	10
Net income from continuing operations	8 454	8 163	291	4
Net income from discontinued Consumer Health operations		70	–70
Group net income	8 454	8 233	221	3
Attributable to:
Shareholders of Novartis AG	8 400	8 195	205	3
Non-controlling interests	54	38	16	42
Average number of shares outstanding – Basic (million)	2 267.9	2 265.5	2.4	0
Basic earnings per share (USD)(2)
– Continuing operations	3.70	3.59	0.11	3
– Discontinued operations	0.00	0.03	–0.03
– Total	3.70	3.62	0.08	2
Average number of shares outstanding – Diluted (million)	2 276.6	2 284.2	–7.6	0
Diluted earnings per share (USD)(2)
– Continuing operations	3.69	3.56	0.13	4
– Discontinued operations	0.00	0.03	–0.03
– Total	3.69	3.59	0.10	3

(1)

Full-year financial information in these Condensed Consolidated Financial Statements are derived from the audited Consolidated Financial Statements in the 2009 Annual Report published on January 26, 2010.

(2)	Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated income statements

Fourth quarter (unaudited)

	Q4 2009	Q4 2008	Change
	USD m	USD m	USD m	%
Net sales	12 926	10 077	2 849	28
Other revenues	219	271	–52	–19
Cost of Goods Sold	–3 667	–2 834	–833	29
Of which amortization and impairments of product and patent rights and trademarks	–160	–228	68	–30
Gross profit	9 478	7 514	1 964	26
Marketing & Sales	–3 476	–3 054	–422	14
Research & Development	–2 148	– 1 834	–314	17
General & Administration	–692	–629	–63	10
Other income	361	197	164	83
Other expense	–886	–514	–372	72
Operating income	2 637	1 680	957	57
Income from associated companies	107	97	10	10
Financial income	104	58	46	79
Interest expense	–156	–76	–80	105
Income before taxes	2 692	1 759	933	53
Taxes	–369	–252	–117	46
Net income from continuing operations	2 323	1 507	816	54
Net income from discontinued Consumer Health operations		42	–42
Group net income	2 323	1 549	774	50
Attributable to:
Shareholders of Novartis AG	2 305	1 539	766	50
Non-controlling interests	18	10	8	80
Average number of shares outstanding – Basic (million)	2 272.8	2 264.9	7.9
Basic earnings per share (USD)(1)
– Continuing operations	1.01	0.66	0.35	53
– Discontinued operations	0.00	0.02	–0.02
– Total	1.01	0.68	0.33	49
Average number of shares outstanding – Diluted (million)	2 286.7	2 282.6	4.1
Diluted earnings per share (USD)(1)
– Continuing operations	1.01	0.66	0.35	53
– Discontinued operations	0.00	0.01	–0.01
– Total	1.01	0.67	0.34	51

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of comprehensive income

Full year (audited)

	2009	2008	Change
	USD m	USD m	USD m
Net income from continuing operations	8 454	8 163	291
Fair value adjustments on financial instruments, net of taxes	93	–510	603
Net actuarial gains/losses from defined benefit plans, net of taxes	949	–2 140	3 089
Novartis share of equity recognized by associated companies, net of taxes	–43	–201	158
Revaluation of initial non-controlling interest in Speedel		38	–38
Translation effects	789	–1 122	1 911
Amounts related to discontinued operations		70	–70
Comprehensive income	10 242	4 298	5 944
Attributable to:
Shareholders of Novartis AG	10 180	4 275	5 905
Non-controlling interests	62	23	39

Fourth quarter (unaudited)

	Q4 2009	Q4 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	2 323	1 507	816
Fair value adjustments on financial instruments, net of taxes	–67	–212	145
Net actuarial gains/losses from defined benefit plans, net of taxes	1 737	–1 192	2 929
Novartis share of equity recognized by associated companies, net of taxes	6	–12	18
Revaluation of initial non-controlling interest in Speedel		2	–2
Translation effects	–110	–542	432
Amounts related to discontinued operations		42	–42
Comprehensive income	3 889	–407	4 296
Attributable to:
Shareholders of Novartis AG	3 871	–413	4 284
Non-controlling interests	18	6	12

Condensed consolidated balance sheets (audited)

	Dec 31, 2009	Dec 31, 2008	Change
	USD m	USD m	USD m
Assets
Non-current assets
Property, plant & equipment	14 075	13 100	975
Goodwill	12 039	11 285	754
Intangibles other than goodwill	10 331	9 534	797
Financial and other non-current assets	25 369	23 499	1 870
Total non-current assets	61 814	57 418	4 396
Current assets
Inventories	5 830	5 792	38
Trade receivables	8 310	7 026	1 284
Other current assets	2 102	1 946	156
Cash, short-term deposits and marketable securities	17 449	6 117	11 332
Total current assets	33 691	20 881	12 810
Total assets	95 505	78 299	17 206
Equity and liabilities
Total equity	57 462	50 437	7 025
Non-current liabilities
Financial debts	8 675	2 178	6 497
Other non-current liabilities	9 898	9 180	718
Total non-current liabilities	18 573	11 358	7 215
Current liabilities
Trade payables	4 012	3 395	617
Financial debts and derivatives	5 313	5 186	127
Other current liabilities	10 145	7 923	2 222
Total current liabilities	19 470	16 504	2 966
Total liabilities	38 043	27 862	10 181
Total equity and liabilities	95 505	78 299	17 206

Condensed consolidated changes in equity

Full year (audited)

	2009	2008	Change
	USD m	USD m	USD m
Consolidated equity at January 1	50 437	49 396	1 041
Comprehensive income	10 242	4 298	5 944
Sale/purchase of treasury shares, net	225	–430	655
Equity-based compensation	635	565	70
Dividends	–3 941	–3 345	–596
Changes in non-controlling interests	–136	–47	–89
Consolidated equity at December 31	57 462	50 437	7 025

Fourth quarter (unaudited)

	Q4 2009	Q4 2008	Change
	USD m	USD m	USD m
Consolidated equity at October 1	53 313	50 737	2 576
Comprehensive income	3 889	–407	4 296
Sale/purchase of treasury shares, net	145	–24	169
Equity-based compensation	185	145	40
Changes in non-controlling interests	–70	–14	–56
Consolidated equity at December 31	57 462	50 437	7 025

Condensed consolidated cash flow statements

Full year (audited)

	2009	2008	Change
	USD m	USD m	USD m
Net income from continuing operations	8 454	8 163	291
Reversal of non-cash items
Taxes	1 468	1 336	132
Depreciation, amortization and impairments	2 341	2 760	–419
Change in provisions and other non-current liabilities	1 031	562	469
Net financial expense/income	353	–94	447
Other	255	–50	305
Net income adjusted for non-cash items	13 902	12 677	1 225
Interest and other financial receipts	613	659	–46
Interest and other financial payments	–654	–268	–386
Taxes paid	–1 623	–1 939	316
Cash flow before working capital changes	12 238	11 129	1 109
Payments out of provisions and other net cash movements in non-current liabilities	–735	–730	–5
Change in net current assets and other operating cash flow items	688	–630	1 318
Cash flow from operating activities	12 191	9 769	2 422
Investments in property, plant & equipment	–1 887	–2 106	219
Investments in intangible, financial and other non-current assets	–1 084	–346	–738
Sale of property, plant & equipment, intangible, financial and other non-current assets	226	329	–103
Acquisitions of subsidiaries	–925	–1 079	154
Increase in marketable securities, associated companies and non-controlling interests	–10 549	–7 165	–3 384
Cash flow used for investing activities	–14 219	–10 367	–3 852
Change in current and non-current financial debts	6 539	1 295	5 244
Dividends paid to shareholders of Novartis AG	–3 941	–3 345	–596
Treasury share transactions	224	–473	697
Other financing cash flows	–13	–50	37
Cash flow from/used for financing activities	2 809	–2 573	5 382
Cash flow from discontinued operations		–105	105
Translation effect on cash and cash equivalents	75	–46	121
Change in cash and cash equivalents	856	–3 322	4 178
Cash and cash equivalents at January 1	2 038	5 360	–3 322
Cash and cash equivalents at December 31	2 894	2 038	856

Condensed consolidated cash flow statements

Fourth quarter (unaudited)

	Q4 2009	Q4 2008	Change
	USD m	USD m	USD m
Net income from continuing operations	2 323	1 507	816
Reversal of non-cash items
Taxes	369	252	117
Depreciation, amortization and impairments	629	641	–12
Change in provisions and other non-current liabilities	595	142	453
Net financial expense/income	52	18	34
Other	7	–48	55
Net income adjusted for non-cash items	3 975	2 512	1 463
Interest and other financial receipts	23	51	–28
Interest and other financial payments	–156	317	–473
Taxes paid	–406	–369	–37
Cash flow before working capital changes	3 436	2 511	925
Payments out of provisions and other net cash movements in non-current liabilities	–168	–249	81
Change in net current assets and other operating cash flow items	1 198	942	256
Cash flow from operating activities	4 466	3 204	1 262
Investments in property, plant & equipment	–619	–661	42
Investments in intangible, financial and other non-current assets	–613	–70	–543
Sale of property, plant & equipment, intangible, financial and other non-current assets	115	85	30
Acquisitions of subsidiaries	–35	–388	353
Increase in marketable securities, associated companies and non-controlling interests	–3 041	–695	–2 346
Cash flow used for investing activities	–4 193	–1 729	–2 464
Change in current and non-current financial debts	–271	–3 745	3 474
Treasury share transactions	144	10	134
Other financing cash flows	–14	–13	–1
Cash flow used for financing activities	–141	–3 748	3 607
Cash flow from discontinued operations		–26	26
Translation effect on cash and cash equivalents	–11	–112	101
Change in cash and cash equivalents	121	–2 411	2 532
Cash and cash equivalents at October 1	2 773	4 449	–1 676
Cash and cash equivalents at December 31	2 894	2 038	856

Notes to the Condensed Consolidated Financial Statements for 2009

1. Basis of preparation

These Condensed Consolidated Financial Statements for the three- and twelve-month periods ended December 31, 2009, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2009 Annual Report published on January 26, 2010. As of January 1, 2009, the Group adopted the revised IAS 1 Presentation of Financial Statements and IFRS 8 Operating Segments and the revised IAS 23 Borrowing Costs. These new accounting standards did not have a significant impact on the Group’s Condensed Consolidated Financial Statements.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2009 Annual Report and conform with International Financial Reporting Standards (IFRS). The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in notes 10 and 11 of the 2009 Annual Report, Novartis regularly reviews long-lived intangible and tangible assets, including identifiable intangible assets and goodwill for impairment. Goodwill and acquired In-Process Research & Development (IPR&D) projects not yet ready for use are subject to impairment review at least annually, or when events have occurred that require an assessment. As also discussed in notes 4 and 11 of the 2009 Annual Report, investments in associated companies and intangible assets are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of investments in associated companies, goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

3. Acquisitions, divestments and significant transactions

The following significant transactions occurred during 2009 and 2008:

Acquisitions in 2009

Sandoz — EBEWE Pharma

On May 20, Novartis announced a definitive agreement for Sandoz to acquire the specialty generic injectables business of EBEWE Pharma for EUR 925 million (USD 1.3 billion) in cash, to be adjusted for any cash or debt assumed at closing. This transaction was completed on September 22, 2009. The first payment of EUR 600 million (USD 0.9 billion) was made in 2009, with the balance to be paid in 2010. Based on a final purchase price allocation, EBEWE’s identified net assets were USD 0.7 billion, which resulted in goodwill of USD 0.5 billion in 2009. Results of operations from this acquisition, which were not material in 2009, were included from the completion date of this transaction.

Vaccines and Diagnostics — Zhejiang Tianyuan

On November 4, Novartis announced a definitive agreement to acquire an 85% stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. Terms call for Novartis to purchase an 85% majority interest for approximately USD 125 million in cash. The transaction, which is expected to be completed in 2010, is subject to certain closing conditions, including receipt of government and regulatory approvals in China.

Pharmaceuticals — Corthera

On December 23, Novartis announced a definitive agreement to acquire Corthera Inc, gaining worldwide rights to relaxin for the treatment of acute heart failure. Novartis will assume full responsibility for development and commercialization. The purchase price consists of an initial payment of USD 120 million. Corthera’s current shareholders are eligible to receive additional payments of up to USD 500 million contingent upon clinical milestones, regulatory approvals and the achievement of commercialization targets. The transaction is expected to be completed in 2010.

Acquisitions in 2008

Corporate — Alcon

On April 7, Novartis announced an agreement with Nestlé S.A. under which Novartis obtained rights to acquire majority ownership of Alcon Inc. (NYSE: ACL), a Swiss-registered company listed only on the New York Stock Exchange. The potential total value of this transaction is up to approximately USD 38.5 billion. On July 7, 2008, Novartis acquired a 25% stake in Alcon, representing 74 million shares, from Nestlé for USD 10.4 billion in cash. At December 31, 2009, Alcon’s share price on the New York Stock Exchange (NYSE) was USD 164.35, which was above the Group’s carrying value of USD 136.88 per share for this strategic investment.

Pharmaceuticals — Speedel

On July 10, Novartis announced the all-cash purchase of an additional 51.7% stake in Speedel Holding AG (SIX: SPPN) through off-exchange transactions together with plans to buy all remaining shares in the Swiss biopharmaceuticals company in a mandatory public tender offer. In September 2009, Speedel shares were delisted from the SIX Swiss Exchange and Novartis holds now all shares. The price for the 90.5% interest not previously held was approximately CHF 939 million (USD 888 million) excluding USD 26 million of cash held by Speedel as of the July 2008 acquisition date of majority control. Speedel has been fully consolidated as a subsidiary since the July acquisition of a majority stake. Based on a final purchase price allocation, Speedel’s identified net assets were USD 472 million, which resulted in goodwill of USD 493 million in 2008. As a result of this purchase price allocation, the value of the initial 9.5% stake rose by USD 38 million, which was recorded in the consolidated statement of comprehensive income. The consolidation of Speedel resulted in immaterial amounts being included in the Group’s consolidated income and operating cash flow statements for 2008 and 2009.

Pharmaceuticals — Protez

On June 4, Novartis agreed to acquire Protez Pharmaceuticals, a privately held US biopharmaceuticals company, gaining access to PTZ601, a broad-spectrum antibiotic in Phase II development against potentially fatal drug-resistant bacterial infections. Novartis paid in total USD 102 million in cash to acquire 100% of Protez, whose owners are eligible for additional payments of up to USD 300 million contingent upon the future success of PTZ601. Protez has been consolidated since the transaction completion on July 17. Based on the purchase price allocation, identified net assets from Protez amounted to USD 72 million, which resulted in goodwill of USD 30 million. The consolidation of Protez resulted in immaterial amounts being included in the Group’s consolidated income and operating cash flow statements for 2008 and 2009.

Pharmaceuticals — Nektar pulmonary business

On October 21, Novartis agreed to acquire Nektar Therapeutics Inc.’s pulmonary business unit for USD 115 million in cash. In this transaction, which was completed on December 31, 2008, Novartis acquired research, development and manufacturing assets of Nektar’s pulmonary business unit, including tangible assets as well as intellectual property, intangible assets and related expertise. The full purchase price was allocated to the net assets acquired with no residual goodwill.

Other significant transactions in 2009

Corporate — Issuance of bond in US dollars

On February 5, Novartis issued a two-tranche bond totaling USD 5 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 4.125% five-year tranche totaling USD 2 billion was issued by the Group’s US entity, Novartis Capital Corp., while a 5.125% 10-year tranche totaling USD 3 billion was issued by the Group’s Bermuda unit, Novartis Securities Investment Ltd. Both tranches are unconditionally guaranteed by Novartis AG.

Corporate — Issuance of bond in euros

On June 2, Novartis issued a EUR 1.5 billion bond (approximately USD 2.1 billion) with a coupon of 4.25% under its EUR 15 billion Euro Medium Term Note Programme. The seven-year bond, issued by Novartis Finance S.A., Luxembourg, has a maturity date of June 15, 2016, and is guaranteed by Novartis AG.

Corporate — Novartis India Ltd.

On June 8, Novartis completed a tender offer to acquire additional shares from public shareholders and increased its stake in the majority-owned Indian subsidiary, Novartis India Ltd., to 76.4% from 50.9% for approximately INR 3.8 billion (USD 80 million). Almost all large institutional investors and quasi-institutional shareholders participated in the offer. This transaction resulted in USD 57 million of goodwill.

Pharmaceuticals — Idenix

On August 5, Novartis did not participate in an underwritten public offering by Idenix Pharmaceuticals, which reduced the Group’s stake to 47% from the pre-offering level of 53%. As a result of this offering, Novartis no longer controls this company, so Idenix was deconsolidated with effect from September 1, 2009. Idenix has been accounted for on an equity basis since this date, which had no material impact on the Group’s consolidated income statement.

Other significant transaction in 2008

Corporate — Issuance of bonds in Swiss francs

On June 26, Novartis issued two Swiss franc bonds totaling CHF 1.5 billion (approximately USD 1.4 billion) in the Swiss capital market, with each listed on the SIX Swiss Exchange. One was a 3.5% four-year bond for a total of CHF 700 million issued by Novartis Securities Investment Ltd. and guaranteed by Novartis AG. The other was a 3.625% seven-year bond of CHF 800 million issued by Novartis AG.

2009 subsequent event

Corporate — Alcon

In 2008, Novartis entered into an agreement to purchase Nestle’s 77% stake in Alcon Inc. for up to USD 38.5 billion, or an average price of USD 168 per share. Under the terms of the agreement, Novartis acquired a 25% Alcon stake from Nestlé in 2008 for USD 10.4 billion, or USD 143 per share. The purchase of the 25% stake was financed from internal cash reserves and external short-term financing.

On January 4, 2010, Novartis exercised its call option to acquire Nestlé’s remaining 52% Alcon stake for USD 28.1 billion (contains the 17% control premium for the 77% stake over Alcon’s share price of USD 143 at the time of the April 2008 announcement), or USD 180 per share. Upon completion of this transaction, Novartis will own a 77% majority stake in Alcon. The purchase of the 52% stake, which is subject to required regulatory approvals, is expected to be completed in the second half of 2010. Novartis will not control Alcon prior to the closing of the purchase of the 52% stake. This purchase will be funded from available liquidity and external debt financing.

On January 4, 2010, Novartis also announced its proposal to, upon completion of the Nestlé transaction, to enter into an all-share direct merger with Alcon for the remaining 23% minority stake. Novartis believes this merger, which is governed under the Swiss Merger Act, is in the interest of all stakeholders and will provide the needed clarity on Alcon’s future. Novartis proposed a fixed exchange ratio of 2.80 Novartis shares for each remaining Alcon share. Based on the Novartis closing share price of CHF 56.50 on December 30, 2009 (the last trading day on the SIX Swiss Stock Exchange before the announcement) and an exchange rate of CHF 1.04 = USD 1.00, this proposal represents an implied price of USD 153 per Alcon share and a 12% premium to Alcon’s unaffected publicly traded share price as determined by Novartis of USD 137 per share. Alcon’s closing share price was USD 164.35 on December 31, 2009 (the last trading day on the New York Stock Exchange before the announcement). The merger would be conditional on the closing of the 52% stake purchase from Nestlé and would require approval by the Boards of Directors of Novartis and Alcon. The merger would also require two-thirds approval by the shareholders of Novartis and Alcon voting at their respective meetings. Under Swiss law, Novartis has the right to vote its Alcon stake in favor of the proposed merger.

4. Principal currency translation rates

Full year

	Average rates 2009 USD	Average rates 2008 USD	Period-end rates Dec 31, 2009 USD	Period-end rates Dec 31, 2008 USD
1 CHF	0.923	0.925	0.965	0.948
1 EUR	1.393	1.470	1.436	1.411
1 GBP	1.564	1.853	1.591	1.450
100 JPY	1.070	0.970	1.086	1.107

Fourth quarter

	Average rates Q4 2009 USD	Average rates Q4 2008 USD	Period-end rates Dec 31, 2009 USD	Period-end rates Dec 31, 2008 USD
1 CHF	0.980	0.862	0.965	0.948
1 EUR	1.478	1.314	1.436	1.411
1 GBP	1.634	1.571	1.591	1.450
100 JPY	1.115	1.042	1.086	1.107

5. Consolidated income statements — Divisional segmentation — Full year (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Corporate		Total continuing operations		Discontinued Consumer Health operations	Total Group
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2008	2009	2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	28 538	26 331	2 424	1 759	7 493	7 557	5 812	5 812			44 267	41 459		44 267	41 459
Sales to other Divisions	175	198	46	20	264	270	44	53	–529	–541
Sales of Divisions	28 713	26 529	2 470	1 779	7 757	7 827	5 856	5 865	–529	–541	44 267	41 459		44 267	41 459
Other revenues	377	620	390	414	10	25	59	66			836	1 125		836	1 125
Cost of Goods Sold	–4 955	–4 481	–1 415	–1 270	–4 201	–4 119	–2 111	–2 071	503	502	–12 179	–11 439		–12 179	–11 439
Of which amortization and impairments of product and patent rights and trademarks	–230	–353	–287	–286	–256	–283	–96	–76			–869	–998		–869	–998
Gross profit	24 135	22 668	1 445	923	3 566	3 733	3 804	3 860	–26	–39	32 924	31 145		32 924	31 145
Marketing & Sales	–8 369	–8 109	–297	–247	–1 330	–1 413	–2 054	–2 083			–12 050	–11 852		–12 050	–11 852
Research & Development	–5 840	–5 716	–508	–360	–613	–667	–346	–313	–162	–161	–7 469	–7 217		–7 469	–7 217
General & Administration	–870	–843	–176	–177	–385	–408	–376	–383	–474	–434	–2 281	–2 245		–2 281	–2 245
Other income	414	447	27	38	105	62	72	111	164	168	782	826	70	782	896
Other expense	–1 078	–868	–119	–99	–272	–223	–84	–144	–371	– 359	–1 924	–1 693		–1 924	–1 693
Amortization and impairments of capitalized intangible assets included in above function costs	–125	–381	–43	–33	–10	–24	–1	–1	–3	–2	–182	–441		–182	–441
Operating income	8 392	7 579	372	78	1 071	1 084	1 016	1 048	–869	–825	9 982	8 964	70	9 982	9 034
Return on net sales	29.4%	28.8%	15.3%	4.4%	14.3%	14.3%	17.5%	18.0%			22.5%	21.6%		22.5%	21.8%
Income from associated companies	–14				7	4			300	437	293	441		293	441
Financial income											198	384		198	384
Interest expense											–551	–290		–551	–290
Income before taxes											9 922	9 499	70	9 922	9 569
Taxes											–1 468	–1 336		–1 468	–1 336
Net income											8 454	8 163	70	8 454	8 233

Additions to:
– Property, plant and equipment(1)	922	1 115	437	435	282	422	164	160	78	77	1 883	2 209		1 883	2 209
– Goodwill and other intangible assets(1)	809	98	12	42	35	21	101	22	10	5	967	188		967	188

(1) Excluding impact of business acquisitions

Consolidated income statements — Divisional segmentation — Fourth quarter (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Corporate		Total continuing operations		Discontinued Consumer Health operations	Total Group
	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2008	Q4 2009	Q4 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	7 773	6 430	1 387	491	2 143	1 804	1 623	1 352			12 926	10 077		12 926	10 077
Sales to other Divisions	38	39	20	11	74	62	13	12	–145	–124
Sales of Divisions	7 811	6 469	1 407	502	2 217	1 866	1 636	1 364	–145	–124	12 926	10 077		12 926	10 077
Other revenues	93	160	108	86	2	8	16	17			219	271		219	271
Cost of Goods Sold	–1 382	–1 064	–552	–347	–1 253	–1 026	–614	–484	134	87	–3 667	–2 834		–3 667	–2 834
Of which amortization and impairments of product and patent rights and trademarks	24	–76	–73	–70	–76	–64	–35	–18			–160	–228		–160	–228
Gross profit	6 522	5 565	963	241	966	848	1 038	897	–11	–37	9 478	7 514		9 478	7 514
Marketing & Sales	–2 356	–2 141	–109	–47	–396	–345	–615	–521			–3 476	–3 054		–3 476	–3 054
Research & Development	–1 632	–1 479	–199	–91	–172	–163	–102	–80	–43	–21	–2 148	–1 834		–2 148	–1 834
General & Administration	–261	–248	–61	–66	–109	–98	–120	–105	–141	–112	–692	–629		–692	–629
Other income	169	107	6	11	86	30	29	41	71	8	361	197	12	361	209
Other expense	–536	–242	–17	–22	–154	–72	–23	–42	–156	–136	–886	–514		–886	–514
Amortization and impairments of capitalized intangible assets included in above function costs	–40	–52	–25	–9	1	–3	–1		–1		–66	–64		–66	–64
Operating income	1 906	1 562	583	26	221	200	207	190	–280	–298	2 637	1 680	12	2 637	1 692
Return on net sales	24.5%	24.3%	42.0%	5.3%	10.3%	11.1%	12.8%	14.1%			20.4%	16.7%		20.4%	16.8%
Income from associated companies	–8				2				113	97	107	97		107	97
Financial income											104	58		104	58
Interest expense											–156	–76		–156	–76
Income before taxes											2 692	1 759	12	2 692	1 771
Taxes											–369	–252	30	–369	–222
Net income											2 323	1 507	42	2 323	1 549

Additions to:
– Property, plant and equipment(1)	309	374	143	136	104	91	66	67	28	28	650	696		650	696
– Goodwill and other intangible assets(1)	527	25	0	39	7	4	21	4	7	3	562	75		562	75

(1) Excluding impact of business acquisitions

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable and large verdicts do occur.

As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 20 in the Group’s Consolidated Financial Statements in the 2009 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive list relating to some cases reported in the 2009 Annual Report and includes information as of the 2009 fourth quarter:

Governmental investigations

In 2005 the US Attorney’s Office for the Eastern District of Pennsylvania (the EDPA) served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on Novartis Pharmaceuticals Corporation (NPC), a Novartis subsidiary. NPC has been cooperating with parallel civil and criminal investigations by the EDPA into allegations of potential off-label marketing and promotion of the epilepsy therapy Trileptal as well as certain payments made to healthcare providers in connection with this medicine. NPC recently entered into a plea agreement with the EDPA, which is contingent on court approval, to resolve criminal allegations. Pursuant to the plea agreement, NPC will plead guilty to a misdemeanor violation of the US Food, Drug and Cosmetic Act and pay a fine of USD 185 million. NPC is currently negotiating with the EDPA to resolve civil claims relating to Trileptal. In the fourth quarter of 2009, Novartis increased provisions relating to the EDPA’s Trileptal investigations by USD 318 million. Total provisions at the end of 2009 relating to the EDPA’s civil and criminal Trileptal investigations were USD 397 million.

NPC is also cooperating with an investigation by the EDPA regarding potential off-label marketing and promotion as well as payments made to healthcare providers in connection with five other products: Diovan, Exforge, Sandostatin, Tekturna and Zelnorm. Novartis is unable to assess with reasonable certainty the outcome of the investigation related to these five products or the amounts, which could be material, that it might be required to pay to resolve this investigation.

The US Attorney’s Office for the Northern District of California in 2007 served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act covering several Novartis subsidiaries. The subpoena covered information regarding potential off-label marketing and promotion of TOBI (tobramycin), a treatment for patients with cystic fibrosis acquired through the purchase of Chiron Corporation in mid-2006. In September 2009, Novartis subsidiaries reached an agreement in principle with the US Department of Justice to pay USD 72.5 million to resolve all federal civil claims and state Medicaid claims relating to this investigation. Details of the agreement in principle are under discussion with relevant federal and state government offices.

In October 2009, the European Commission, together with the French competition authority, searched the French offices of Sandoz, alleging that Sandoz may have entered into anti-competitive price coordination practices with other generic pharmaceuticals companies and via the French trade association for generic pharmaceuticals companies. Sandoz is cooperating with the Commission and French authorities.

On January 12, 2010, the European Commission addressed a request for information to certain pharmaceutical companies, including Novartis International AG, asking them to submit copies of all of their patent settlement agreements as well as copies of all annexes, related agreements and amendments. The request covers patent settlement agreements concluded between originator and generic pharmaceutical companies in the period from July 1, 2008, to December 31, 2009, and relating to the EU/EEA.

Zometa/Aredia litigation

Novartis Pharmaceuticals Corp. is a defendant in approximately 682 cases brought in US courts in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. All purported class actions have been dismissed. A trial that began in Montana in October 2009 resulted in a plaintiff’s verdict, and this verdict is currently under appeal. The next trial in a US state court is currently scheduled to begin in New Jersey in June 2010.

Zelnorm

Novartis subsidiaries are defendants in approximately 134 cases brought in US and Canadian courts in which plaintiffs claim to have experienced cardiovascular injuries after being treated with Zelnorm, a medicine for irritable bowel syndrome and chronic constipation. A purported national class action was filed against a Novartis subsidiary in Canada. A statement to defend was filed in this action. The first trial in the US is now expected to begin in Virginia in June 2010 after a case was dismissed that had been scheduled for trial in Louisiana in January 2010.

Contact lenses patent litigation

In the US, Johnson & Johnson (J&J) filed suits seeking a declaration that their Oasys® and Advance® products do not infringe CIBA Vision’s silicone hydrogel patents (Jump patents). CIBA Vision filed counter-claims for infringement of its Jump patents. Novartis has also filed infringement suits based on these patent rights in several European countries, including France, Germany, the Netherlands, Ireland, Italy, Spain and the United Kingdom. J&J filed an invalidation suit in Austria in January 2009. Courts in the Netherlands (February 2009), France (March 2009) and the US (August 2009) issued rulings holding that CIBA Vision’s patents were valid and infringed by J&J’s sales of Oasys® products. J&J appealed the rulings in the Netherlands, France and in the US. However, the trial court in the UK held in July 2009 that the Jump patents were invalid. CIBA Vision has filed an appeal. In December 2009, a trial court in Germany also decided that the German part of the Jump patents was invalid. CIBA Vision will appeal this decision.

Famvir

Famvir, a therapy for viral infections, is the subject of patent litigation against Teva and Roxane in the US. A trial against Teva in November 2009 resulted in a jury verdict in favor of Novartis that the compound patent was valid and enforceable, i.e., that there was no inequitable conduct (the jury’s verdict on inequitable conduct is advisory only). A hearing on a permanent injunction and inequitable conduct is scheduled for January 2010. The compound patent, which covers the active ingredient, expires in March 2011 and a method of use patent expires in 2015, including pediatric extensions. Teva had launched its generic version “at risk” in 2007 after the judge denied a request by Novartis for a preliminary injunction. Roxane could launch at risk in March 2011.

Average Wholesale Price litigation

Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging that they fraudulently overstated the Average Wholesale Price and “best price”, which are, or have been, used by the US federal and state governments in the calculation of, respectively, Medicare reimbursements and Medicaid rebates. Discovery is ongoing in certain of these cases. Motions have been made to dismiss the complaint or for summary judgment in other cases. A Novartis subsidiary was defendant in a trial in Alabama in 2008. The jury rendered a verdict against the Novartis subsidiary and imposed USD 33 million of compensatory damages. No punitive damages were awarded. On October 16, 2009, the Supreme Court of the State of Alabama overturned this verdict, reversing the jury’s finding. In a second trial that took place in Alabama in February 2009, the jury rendered a verdict against a separate Novartis subsidiary and awarded compensatory damages of USD 28 million and punitive damages of USD 50 million. The Novartis subsidiary is appealing the verdict. A third trial involving Novartis subsidiaries took place in Kentucky in June 2009. The jury rendered a verdict against a Novartis subsidiary and imposed USD 16 million of compensatory damages and USD 13.6 million in penalties. No punitive damages were awarded. The Novartis subsidiary has filed post-trial motions in December 2009. A fourth trial against a Novartis subsidiary scheduled to start in Texas in January 2010 has been postponed by the court. A new trial date is not expected before March 2010. A fifth trial against a Novartis subsidiary was scheduled to begin in Wisconsin in May 2010. The Wisconsin court has recently stayed the pre-trial proceedings (except for fact discovery) and postponed the trial to a date to be determined.

Wage and Hour litigation

A group of pharmaceutical sales representatives filed suit in a US state court in California and in a US federal court in New York against US Novartis subsidiaries alleging that the companies violated wage and hour laws by misclassifying the sales representatives as “exempt” employees, and by failing to pay overtime compensation. The lawsuits were consolidated and certified as a class action. In January 2009, the US federal district court for the Southern District of New York held the sales representatives were not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. Plaintiffs have appealed the judgment. Amicus briefs supporting the plaintiffs’ position were filed by the National Employment Lawyers Association and by the US Department of Labor. The US Chamber of Commerce filed a brief in support of Novartis on November 5, 2009.

Gender discrimination

Certain female pharmaceutical sales representatives brought a lawsuit in a US federal court in New York against, among others, several US Novartis subsidiaries, alleging they were discriminated against because of their gender. The district court granted, in part, plaintiffs’ motion for class certification against one of the US Novartis subsidiaries, but dismissed all other US Novartis subsidiaries from the case. Discovery was required to be completed by December 31, 2009, and the trial is scheduled to begin on April 7, 2010.

Supplementary information

Non-IFRS disclosures

Net liquidity/debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net liquidity/debt is presented as additional information since management believes it is a useful indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information since management believes it is a useful indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions and business units. Free cash flow of the divisions and business units uses the same definition as for the Group. No dividends, tax or financial receipts or payments are included in the division and business unit calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

Condensed consolidated change in net liquidity/debt (unaudited)

Full year

	2009	2008	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	856	–3 322	4 178
Change in marketable securities, financial debt and financial derivatives	3 852	–5 332	9 184
Change in net liquidity/debt	4 708	–8 654	13 362
Net liquidity/debt at January 1	–1 247	7 407	–8 654
Net liquidity/debt at December 31	3 461	–1 247	4 708

Fourth quarter

	Q4 2009	Q4 2008	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	121	–2 411	2 532
Change in marketable securities, financial debt and financial derivatives	3 540	3 831	–291
Change in net liquidity/debt	3 661	1 420	2 241
Net liquidity/debt at October 1	–200	–2 667	2 467
Net liquidity/debt at December 31	3 461	–1 247	4 708

Free cash flow (unaudited)

Full year

	2009	2008	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	12 191	9 769	2 422
Purchase of property, plant & equipment	–1 887	–2 106	219
Purchase of intangible, financial and other non-current assets	–1 084	–346	–738
Sale of property, plant & equipment, intangible, financial and other non-current assets	226	329	–103
Free cash flow before dividends	9 446	7 646	1 800
Dividends paid to shareholders of Novartis AG	–3 941	–3 345	–596
Free cash flow from continuing operations	5 505	4 301	1 204
Free cash flow from discontinued operations		–237	237
Free cash flow	5 505	4 064	1 441

Fourth quarter

	Q4 2009	Q4 2008	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	4 466	3 204	1 262
Purchase of property, plant & equipment	–619	–661	42
Purchase of intangible, financial and other non-current assets	–613	–70	–543
Sale of property, plant & equipment, intangible, financial and other non-current assets	115	85	30
Free cash flow from continuing operations	3 349	2 558	791
Free cash flow from discontinued operations		–20	20
Free cash flow	3 349	2 538	811

Share information (unaudited)

	December 31, 2009	December 31, 2008
Number of shares outstanding (million)	2 274.4	2 264.9
Registered share price (CHF)	56.50	52.70
ADS price (USD)	54.43	49.76
Market capitalization (USD billion)	124.0	113.2
Market capitalization (CHF billion)	128.5	119.4

Core results

The Group’s operating income, net income and earnings per share from continuing operations have been significantly affected by acquisition-related factors, including the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items over a USD 25 million threshold that management deems exceptional.

In order to improve transparency and better present the underlying performance of the business, Novartis decided in the fourth quarter of 2009 to introduce these core measures as an additional view of performance. Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing these performance measures.

Novartis intends to use these core measures as important factors in assessing the Group’s performance in conjunction with other performance metrics. The following are examples of how these core measures will be utilized:

•                  In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management will receive a monthly analysis incorporating these core measures.

•                  Annual budgets will be prepared for both IFRS and core measures starting in 2010.

Despite the importance of these measures to management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, they have limits in usefulness to investors. Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

CORE RESULTS

Reconciliation from IFRS results to core results — Full year 2009 (unaudited)

	IFRS results USD m	Amortization of intangible assets(1) USD m	Impairments(2) USD m	Acquisition-related restructuring and integration items(3) USD m	Exceptional items(4) USD m	Core results USD m
Net sales to third parties	44 267					44 267
Other revenues	836				–28	808
Cost of Goods Sold	–12 179	938	–69	18		–11 292
Gross profit	32 924	938	–69	18	–28	33 783
Marketing & Sales	–12 050					–12 050
Research & Development	–7 469	87	95			–7 287
General & Administration	–2 281					–2 281
Other income	782				–65	717
Other expense	–1 924		49		430	–1 445
Operating income	9 982	1 025	75	18	337	11 437
Income from associated companies	293	569	92		97	1 051
Financial income	198					198
Interest expense	–551					–551
Income before taxes	9 922	1 594	167	18	434	12 135
Taxes	–1 468					–1 868	(5)
Net income	8 454					10 267
Basic EPS (USD)(6)	3.70					4.50
Diluted EPS (USD)(6)	3.69					4.49

(1)

Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets, primarily for the Roche and Alcon investments.

(2)

Impairments: Cost of Goods Sold includes impairments of acquired rights to in-market products and other production-related impairment charges, including a partial reversal of USD 100 million in Pharmaceuticals for an impairment taken in 2007 for Famvir; R&D includes write-offs related to in-process R&D; Other expense includes impairments, primarily for financial assets; Income from associated companies reflects the USD 92 million impairment charge taken for an Alcon pharmaceutical development project.

(3)	Acquisition-related restructuring and integration items: Cost of Goods Sold includes charges of USD 18 million related to the EBEWE Pharma specialty generics business acquisition.

(4)

Exceptional items: Other revenues reflects a USD 28 million gain from a settlement in Vaccines and Diagnostics; Other income reflects divestments gains in Pharmaceuticals; Other expense includes an increase of USD 345 million in legal provisions principally for the Trileptal and TOBI US government investigations; Income from associated companies reflects a USD 97 million one-time charge for the Novartis share of Roche’s restructuring charges for Genentech.

(5)	Taxes on the adjustments between IFRS and core results take into account the tax rate applicable in the jurisdiction where the adjustment arises.

(6)	Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS
Reconciliation of operating income to core operating income and net income — Full year (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Corporate		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Operating income	8 392	7 579	372	78	1 071	1 084	1 016	1 048	–869	–825	9 982	8 964
Amortization of intangible assets	366	414	312	318	260	284	84	77	3	2	1 025	1 095
Impairments
Intangible assets	–11	320	18	1	6	23	13				26	344
Property, plant & equipment	4	13				2	5			1	9	16
Financial assets	37	53							3	37	40	90
Total impairment charges	30	386	18	1	6	25	18		3	38	75	450
Acquisition-related restructuring and integration items (including acquisition-related accounting impact of inventory adjustments), net		6		11	18						18	17
Exceptional items
Exceptional gains from divesting brands, subsidiaries and financial investments	–65	–141									–65	–141
Other restructuring expenses		75			40						40	75
Legal provisions, litigations and exceptional settlements	345	79	17	–49							362	30
Other product recall costs						28						28
Release of pre-launch inventory provisions		–45										–45
Release of US government rebate provisions		–104										–104
Change in contractual terms triggering revenue recognition				–50								–50
Total exceptional items	280	–136	17	–99	40	28					337	–207
Total adjustments	676	670	347	231	324	337	102	77	6	40	1 455	1 355
Core operating income	9 068	8 249	719	309	1 395	1 421	1 118	1 125	–863	–785	11 437	10 319
Core return on net sales	31.8%	31.5%	29.7%	18.1%	18.6%	18.8%	19.2%	19.4%			25.8%	25.0%
Income from associated companies	–14				7	4			300	437	293	441
Recurring amortization, exceptional impairments and restructuring expenses related to income from associated companies, net of tax											758	398
Financial income											198	384
Interest expense											–551	–290
Taxes (adjusted for above items)											–1 868	–1 751
Core net income											10 267	9 501
Core net income attributable to shareholders											10 213	9 463
Core basic EPS (USD)											4.50	4.18

CORE RESULTS

Divisional income statement segmentation — Full year (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Corporate		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	28 538	26 227	2 424	1 709	7 493	7 557	5 812	5 812			44 267	41 305
Sales to other Divisions	175	198	46	20	264	270	44	53	–529	–541
Sales of Divisions	28 713	26 425	2 470	1 729	7 757	7 827	5 856	5 865	–529	–541	44 267	41 305
Other revenues	377	620	362	365	10	25	59	66			808	1 076
Cost of Goods Sold	–4 725	–4 128	–1 128	–984	–3 927	–3 836	–2 015	–1 995	503	502	–11 292	–10 441
Gross profit	24 365	22 917	1 704	1 110	3 840	4 016	3 900	3 936	–26	–39	33 783	31 940
Marketing & Sales	–8 369	–8 109	–297	–247	–1 330	–1 413	–2 054	–2 083			–12 050	–11 852
Research & Development	–5 715	–5 335	–465	–327	–603	–643	–345	–312	–159	–159	–7 287	–6 776
General & Administration	–870	–843	–176	–177	–385	–408	–376	–383	–474	–434	–2 281	–2 245
Other income	349	261	27	38	105	62	72	111	164	168	717	640
Other expense	–692	–642	–74	–88	–232	–193	–79	–144	–368	–321	–1 445	–1 388
Core operating income	9 068	8 249	719	309	1 395	1 421	1 118	1 125	–863	–785	11 437	10 319
Income from associated companies	–14				7	4			1 058	835	1 051	839
Financial income											198	384
Interest expense											–551	–290
Income before taxes											12 135	11 252
Taxes											–1 868	–1 751
Core net income											10 267	9 501
Core basic EPS (USD)											4.50	4.18

CORE RESULTS

Reconciliation from IFRS results to core results — Fourth quarter 2009 (unaudited)

	IFRS results USD m	Amortization of intangible assets(1) USD m	Impairments(2) USD m	Acquisition-related restructuring and integration items(3) USD m	Exceptional items(4) USD m	Core results USD m
Net sales to third parties	12 926					12 926
Other revenues	219				–28	191
Cost of Goods Sold	–3 667	246	–86	18		–3 489
Gross profit	9 478	246	–86	18	–28	9 628
Marketing & Sales	–3 476					–3 476
Research & Development	–2 148	19	47			–2 082
General & Administration	–692					–692
Other income	361				–65	296
Other expense	–886		58		358	–470
Operating income	2 637	265	19	18	265	3 204
Income from associated companies	107	145				252
Financial income	104					104
Interest expense	–156					–156
Income before taxes	2 692	410	19	18	265	3 404
Taxes	–369					–512	(5)
Net income	2 323					2 892
Basic EPS (USD)(6)	1.01					1.26
Diluted EPS (USD)(6)	1.01					1.26

(1)   Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets, primarily for the Roche and Alcon investments.

(2)   Impairments: Cost of Goods Sold includes impairments of acquired rights to in-market products and other production-related impairment charges, including a partial reversal of USD 100 million in Pharmaceuticals for an impairment taken in 2007 for Famvir; R&D includes write-offs related to in-process R&D; Other expense includes impairments, primarily for financial assets.

(3)   Acquisition-related restructuring and integration items: Cost of Goods Sold includes charges of USD 18 million related to the EBEWE Pharma specialty generics business acquisition.

(4)   Exceptional items: Other revenues reflects a USD 28 million gain from a settlement in Vaccines and Diagnostics; Other income reflects divestments gains in Pharmaceuticals; Other expense includes an increase of USD 318 million in legal provisions principally for the Trileptal US government investigation and a USD 40 million one-time charge in Sandoz for German commercial operations restructuring.

(5)   Taxes on the adjustments between IFRS and core results take into account the tax rate applicable in the jurisdiction where the adjustment arises.

(6)   Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS

Reconciliation of operating income to core operating income and net income — Fourth quarter (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Corporate		Total
	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Operating income	1 906	1 562	583	26	221	200	207	190	–280	–298	2 637	1 680
Amortization of intangible assets	82	99	80	79	79	59	23	18	1		265	255
Impairments
Intangible assets	–66	29	18		–4	8	13				–39	37
Property, plant & equipment	4	7			2	1	5	1		–3	11	6
Financial assets	36	27							11	28	47	55
Total impairment charges	–26	63	18		–2	9	18	1	11	–25	19	98
Acquisition-related restructuring and integration items (including acquisition-related accounting impact of inventory adjustments), net					18						18
Exceptional items
Exceptional gains from divesting brands, subsidiaries and financial investments	–65										–65
Other restructuring expenses					40						40
Legal provisions, litigations and exceptional settlements	318	79	–28								290	79
Other product recall costs						28						28
Change in contractual terms triggering revenue recognition				–50								–50
Total exceptional items	253	79	–28	–50	40	28					265	57
Total adjustments	309	241	70	29	135	96	41	19	12	25	567	410
Core operating income	2 215	1 803	653	55	356	296	248	209	–268	–273	3 204	2 090
Core return on net sales	28.5%	28.0%	47.1%	12.5%	16.6%	16.4%	15.3%	15.5%			24.8%	20.8%
Income from associated companies	–8				2				113	97	107	97
Recurring amortization, exceptional impairments and restructuring expenses related to income from associated companies, net of tax											145	169
Financial income											104	58
Interest expenses											–156	–76
Taxes (adjusted for above items)											–512	–371
Core net income											2 892	1 967
Core net income attributable to shareholders											2 874	1 957
Core basic EPS (USD)											1.26	0.86

CORE RESULTS

Divisional income statement segmentation – Fourth quarter (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Corporate		Total
	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008	Q4 2009	Q4 2008
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	7 773	6 430	1 387	441	2 143	1 804	1 623	1 352			12 926	10 027
Sales to other Divisions	38	39	20	11	74	62	13	12	–145	–124
Sales of Divisions	7 811	6 469	1 407	452	2 217	1 866	1 636	1 364	–145	–124	12 926	10 027
Other revenues	93	160	80	86	2	8	16	17			191	271
Cost of Goods Sold	–1 406	–988	–479	–277	–1 159	–962	–579	–466	134	87	–3 489	–2 606
Gross profit	6 498	5 641	1 008	261	1 060	912	1 073	915	–11	–37	9 628	7 692
Marketing & Sales	–2 356	–2 141	–109	–47	–396	–345	–615	–521			–3 476	–3 054
Research & Development	–1 592	–1 427	–174	–82	–173	–160	–101	–80	–42	–21	–2 082	–1 770
General & Administration	–261	–248	–61	–66	–109	–98	–120	–105	–141	–112	–692	–629
Other income	104	107	6	11	86	30	29	41	71	5	296	194
Other expense	–178	–129	–17	–22	–112	–43	–18	–41	–145	–108	–470	–343
Core operating income	2 215	1 803	653	55	356	296	248	209	–268	–273	3 204	2 090
Income from associated companies	–8				2				258	266	252	266
Financial income											104	58
Interest expense											–156	–76
Income before taxes											3 404	2 338
Taxes											–512	–371
Core net income											2 892	1 967
Core basic EPS (USD)											1.26	0.86

Supplementary tables: Full year 2009 — Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands		USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co–Diovan	Hypertension	2 492	4	3 521	7	6 013	5	6
Gleevec/Glivec	Chronic myeloid leukemia	1 088	21	2 856	9	3 944	7	12
Zometa	Cancer complications	718	8	751	9	1 469	6	9
Femara	Breast cancer	572	18	694	14	1 266	12	16
Lucentis	Age-related macular degeneration			1 232	47	1 232	39	47
Sandostatin	Acromegaly	458	6	697	8	1 155	3	7
Exelon/Exelon Patch	Alzheimer’s disease	362	30	592	18	954	17	22
Neoral/Sandimmun	Transplantation	90	–8	829	0	919	–4	–1
Voltaren (Excl. OTC)	Inflammation/pain	5	0	792	1	797	–2	1
Exforge	Hypertension	229	53	442	83	671	65	72
Top ten products total		6 014	11	12 406	13	18 420	9	12
Exjade	Iron chelator	247	16	405	34	652	23	27
Lescol	Cholesterol reduction	121	–21	442	–8	563	–13	–11
Comtan/Stalevo	Parkinson’s disease	217	9	337	17	554	10	14
Reclast/Aclasta	Osteoporosis	328	84	144	97	472	86	88
Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	343	–1	106	21	449	2	4
Tegretol	Epilepsy	91	–38	284	–1	375	–17	–13
Foradil	Asthma	14	0	343	3	357	–8	3
Myfortic	Transplantation	135	42	218	22	353	22	28
Xolair	Asthma	90	181	248	45	338	60	65
Lotrel	Hypertension	322	–17			322	–17	–17
Top 20 products total		7 922	10	14 933	13	22 855	9	12
Rest of portfolio		1 620	13	4 063	10	5 683	7	11
Total Division sales		9 542	11	18 996	12	28 538	8	12

Supplementary tables: Fourth quarter 2009 — Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands		USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co–Diovan	Hypertension	650	7	964	9	1 614	14	8
Gleevec/Glivec	Chronic myeloid leukemia	303	22	783	10	1 086	22	13
Zometa	Cancer complications	182	5	210	11	392	14	8
Femara	Breast cancer	150	22	191	10	341	22	15
Lucentis	Age-related macular degeneration			374	44	374	64	44
Sandostatin	Acromegaly	123	9	193	11	316	17	10
Exelon/Exelon Patch	Alzheimer’s disease	99	27	168	12	267	28	18
Neoral/Sandimmun	Transplantation	24	20	220	2	244	12	4
Voltaren (Excl. OTC)	Inflammation/pain	2	100	218	7	220	16	8
Exforge	Hypertension	63	43	133	56	196	66	52
Top ten products total		1 596	13	3 454	13	5 050	21	13
Exjade	Iron chelator	68	10	115	25	183	26	18
Lescol	Cholesterol reduction	31	–18	108	–10	139	–7	–13
Comtan/Stalevo	Parkinson’s disease	59	13	93	14	152	21	13
Reclast/Aclasta	Osteoporosis	100	69	47	54	147	73	65
Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	88	–10	32	23	120	0	–4
Tegretol	Epilepsy	18	–44	74	3	92	–5	–12
Foradil	Asthma	4	33	89	6	93	15	6
Myfortic	Transplantation	36	44	61	16	97	37	24
Xolair	Asthma	34	325	86	69	120	118	100
Lotrel	Hypertension	78	–13			78	–13	–13
Top 20 products total		2 112	13	4 159	14	6 271	21	13
Rest of portfolio		366	10	1 136	13	1 502	21	12
Total Division sales		2 478	12	5 295	14	7 773	21	13

Pharmaceutical net sales by therapeutic area — Full year (unaudited)

	2009	2008	% change	% change
	USD m	USD m	USD	lc
Cardiovascular and Metabolism
Diovan	6 013	5 740	5	6
Exforge	671	406	65	72
Lotrel	322	386	–17	–17
Tekturna/Rasilez	290	144	101	104
Galvus	181	43	321	327
Total strategic franchise products	7 477	6 719	11	13
Mature products (including Lescol)	1 319	1 464	–10	–7
Total Cardiovascular and Metabolism products	8 796	8 183	7	9

Oncology
Gleevec/Glivec	3 944	3 670	7	12
Zometa	1 469	1 382	6	9
Femara	1 266	1 129	12	16
Sandostatin	1 155	1 123	3	7
Exjade	652	531	23	27
Tasigna	212	89	138	145
Afinitor	70	1	NM	NM
Other	231	286	–19	–16
Total Oncology products	8 999	8 211	10	14

Neuroscience and Ophthalmics
Lucentis	1 232	886	39	47
Exelon/Exelon Patch	954	815	17	22
Comtan/Stalevo	554	502	10	14
Ritalin/Focalin	449	440	2	4
Tegretol	375	451	–17	–13
Trileptal	295	332	–11	–7
Extavia	49		NM	NM
Other	649	775	–16	–12
Total strategic franchise products	4 557	4 201	8	13
Mature products	384	404	–5	–1
Total Neuroscience and Ophthalmics products	4 941	4 605	7	12

Respiratory
Foradil	357	387	–8	3
Xolair	338	211	60	65
TOBI	300	295	2	4
Other	104	104	0	7
Total strategic franchise products	1 099	997	10	17
Mature products	88	87	1	–2
Total Respiratory products	1 187	1 084	10	15

Immunology and Infectious Diseases
Neoral/Sandimmun	919	956	–4	–1
Reclast/Aclasta	472	254	86	88
Myfortic	353	290	22	28
Certican	118	95	24	31
Other	232	177	31	36
Total strategic franchise products	2 094	1 772	18	22
Mature products	941	1 098	–14	–12
Total Immunology and Infectious Diseases products	3 035	2 870	6	9

Additional products
Voltaren (excluding OTC)	797	814	–2	1
Enablex/Emselex	223	201	11	13
Everolimus sales to stent manufacturers	215		NM	NM
Other	345	363	–5	–4
Total additional products	1 580	1 378	15	17

Total strategic franchise products	24 226	21 900	11	14
Total mature and additional products	4 312	4 431	–3	0
Total Division net sales(1)	28 538	26 331	8	12

NM — Not meaningful

(1) Full-year net sales in 2008 include a one-time contribution of USD 104 million in the second quarter of 2008. These brand-specific provision reversals were made following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

Pharmaceutical net sales by therapeutic area — Fourth quarter (unaudited)

	Q4 2009	Q4 2008	% change	% change
	USD m	USD m	USD	lc
Cardiovascular and Metabolism
Diovan	1 614	1 419	14	8
Exforge	196	118	66	52
Lotrel	78	90	–13	–13
Tekturna/Rasilez	88	46	91	84
Galvus	66	17	288	211
Total strategic franchise products	2 042	1 690	21	14
Mature products (including Lescol)	322	328	–2	–9
Total Cardiovascular and Metabolism products	2 364	2 018	17	10

Oncology
Gleevec/Glivec	1 086	890	22	13
Zometa	392	345	14	8
Femara	341	279	22	15
Sandostatin	316	271	17	10
Exjade	183	145	26	18
Tasigna	68	32	113	101
Afinitor	32	1	NM	NM
Other	51	68	–25	–31
Total Oncology products	2 469	2 031	22	14

Neuroscience and Ophthalmics
Lucentis	374	228	64	44
Exelon/Exelon Patch	267	209	28	18
Comtan/Stalevo	152	126	21	13
Ritalin/Focalin	120	120	0	–4
Tegretol	92	97	–5	–12
Trileptal	68	73	–7	–13
Extavia	23		NM	NM
Other	165	162	2	–6
Total strategic franchise products	1 261	1 015	24	14
Mature products	98	91	8	–3
Total Neuroscience and Ophthalmics products	1 359	1 106	23	13

Respiratory
Xolair	120	55	118	100
Foradil	93	81	15	6
TOBI	81	76	7	4
Other	34	27	26	8
Total strategic franchise products	328	239	37	27
Mature products	23	21	10	1
Total Respiratory products	351	260	35	25

Immunology and Infectious Diseases
Neoral/Sandimmun	244	218	12	4
Reclast/Aclasta	147	85	73	65
Myfortic	97	71	37	24
Certican	36	23	57	39
Other	71	48	48	39
Total strategic franchise products	595	445	34	25
Mature products	234	245	–4	–10
Total Immunology and Infectious Diseases products	829	690	20	12

Additional products
Voltaren (excluding OTC)	220	190	16	8
Enablex/Emselex	59	52	13	14
Everolimus sales to stent manufacturers	32		NM	NM
Other	90	83	8	–2
Total additional products	401	325	23	14

Total strategic franchise products	6 695	5 420	24	16
Total mature and additional products	1 078	1 010	7	–1
Total Division net sales	7 773	6 430	21	13

NM — Not meaningful

Net sales by region(1) (unaudited)

Full year

			% change		2009
	2009 USD m	2008 USD m	USD	local currencies	% of total	2008 % of total
Pharmaceuticals
US	9 542	8 616	11	11	33	33
Europe	10 467	10 138	3	12	37	38
Asia / Africa / Australasia	6 079	5 231	16	13	21	20
Canada and Latin America	2 450	2 346	4	13	9	9
Total	28 538	26 331	8	12	100	100

Vaccines and Diagnostics
US	973	765	27	27	40	43
Europe	1 083	683	59	60	45	39
Asia / Africa / Australasia	303	281	8	9	12	16
Canada and Latin America	65	30	117	138	3	2
Total	2 424	1 759	38	39	100	100

Sandoz
US	1 847	1 766	5	5	25	24
Europe	4 271	4 481	–5	4	57	59
Asia / Africa / Australasia	820	764	7	11	11	10
Canada and Latin America	555	546	2	10	7	7
Total	7 493	7 557	–1	5	100	100

Consumer Health
US	1 892	1 714	10	10	33	29
Europe	2 541	2 732	–7	2	44	47
Asia / Africa / Australasia	883	863	2	2	15	15
Canada and Latin America	496	503	–1	7	8	9
Total	5 812	5 812	0	5	100	100

Group
US	14 254	12 861	11	11	32	31
Europe	18 362	18 034	2	10	42	44
Asia / Africa / Australasia	8 085	7 139	13	11	18	17
Canada and Latin America	3 566	3 425	4	13	8	8
Total	44 267	41 459	7	11	100	100

(1) Net sales from operations by location of third party customer

Net sales by region(1) (unaudited)

Fourth quarter

			% change		Q4 2009
	Q4 2009 USD m	Q4 2008 USD m	USD	local currencies	% of total	Q4 2008 % of total
Pharmaceuticals
US	2 478	2 210	12	12	32	34
Europe	2 909	2 317	26	14	37	36
Asia / Africa / Australasia	1 696	1 348	26	15	22	21
Canada and Latin America	690	555	24	9	9	9
Total	7 773	6 430	21	13	100	100

Vaccines and Diagnostics
US	591	181	227	229	43	37
Europe	647	199	225	192	47	41
Asia / Africa / Australasia	127	105	21	6	9	21
Canada and Latin America	22	6	267	250	1	1
Total	1 387	491	183	166	100	100

Sandoz
US	536	439	22	21	25	24
Europe	1 196	1 044	15	4	56	58
Asia / Africa / Australasia	245	192	28	13	11	11
Canada and Latin America	166	129	29	14	8	7
Total	2 143	1 804	19	10	100	100

Consumer Health
US	563	434	30	30	35	32
Europe	675	594	14	5	41	44
Asia / Africa / Australasia	239	202	18	5	15	15
Canada and Latin America	146	122	20	7	9	9
Total	1 623	1 352	20	13	100	100

Group
US	4 168	3 264	28	27	32	32
Europe	5 427	4 154	31	18	42	41
Asia / Africa / Australasia	2 307	1 847	25	13	18	19
Canada and Latin America	1 024	812	26	11	8	8
Total	12 926	10 077	28	20	100	100

(1) Net sales from operations by location of third party customer

Quarterly analysis (unaudited)

Key figures by quarter

	Q4 2009	Q3 2009	Change
	USD m	USD m	USD m	%
Net sales	12 926	11 086	1 840	17
Operating income	2 637	2 634	3	0
Financial income	104	51	53	104
Interest expense	–156	–173	17	–10
Taxes	–369	–379	10	–3
Net income	2 323	2 112	211	10

Net sales by region

	Q4 2009	Q3 2009	Change
	USD m	USD m	USD m	%
US	4 168	3 508	660	19
Europe	5 427	4 607	820	18
Asia / Africa / Australasia	2 307	2 038	269	13
Canada and Latin America	1 024	933	91	10
Total	12 926	11 086	1 840	17

Net sales by division

	Q4 2009	Q3 2009	Change
	USD m	USD m	USD m	%
Pharmaceuticals	7 773	7 217	556	8
Vaccines and Diagnostics	1 387	543	844	155
Sandoz	2 143	1 850	293	16
Consumer Health	1 623	1 476	147	10
Total	12 926	11 086	1 840	17

Core operating income by division

	Q4 2009	Q3 2009	Change
	USD m	USD m	USD m	%
Pharmaceuticals	2 215	2 364	–149	–6
Vaccines and Diagnostics	653	102	551	NM
Sandoz	356	385	–29	–8
Consumer Health	248	323	–75	–23
Corporate Income & Expense, net	–268	–215	–53	25
Core operating income	3 204	2 959	245	8

NM — Not meaningful

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: January 26, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting